February 11, 2024 Press Release and Board Letter



Media Contact:
Casey Friedman
Elliott Investment Management L.P.
(212) 478-1780
cFriedman@elliottmgmt.com

Elliott Sends Letter and Presentation to the Board of Phillips 66

Highlights Need to Streamline Portfolio, Improve Operating Performance and Enhance Oversight

Discloses a More Than $2.5 Billion Position

Full Letter and Presentation Available at Streamline66.com

WEST PALM BEACH, FLA. (February 11, 2025) – Elliott Investment Management L.P. ("Elliott"), which manages funds that together have an investment of more than $2.5 billion in Phillips 66 (NYSE: PSX) (the "Company" or "Phillips"), today sent a letter to the Board of Directors of Phillips 66.

In its letter, Elliott noted that when it first publicly shared its views on the opportunities and challenges at Phillips in late 2023, investors were hopeful the Company would finally take the necessary actions to improve its operations and realize the significant potential of its underappreciated assets. Unfortunately, this progress has failed to materialize, and it has become evident that urgent changes are needed.

Specifically, Elliott noted Phillips' conglomerate structure, poor operating performance and damaged credibility with shareholders as factors driving the Company's underperformance. The letter highlighted that over the past decade, Phillips' total shareholder returns have lagged peers Valero Energy Corp. by 138% and Marathon Petroleum by 188%, and that the Company trades at a substantial discount to the sum of its parts.

As part of the "Streamline66" plan outlined in its letter and attached presentation, Elliott identified three initiatives that are needed now:

1) **Portfolio Simplification** – A streamlined Phillips would include the sale or spinoff of the Midstream business, the sale of the Company's interests in CPChem and the sale of the JET retail operations in Germany and Austria.
2) **Operating Review** – Phillips must commit to ambitious refining targets that reflect best-in-class performance.

3) **Enhanced Oversight** – New independent directors are needed to bolster accountability and oversee a comprehensive review of the executive leadership team.

The letter and presentation can be downloaded at Streamline66.com.

The full text of the letter follows:

February 11, 2025

The Board of Directors
Phillips 66
2331 CityWest Boulevard
Houston, TX 77042

Dear Members of the Board:

We are writing to you on behalf of funds managed by Elliott Investment Management L.P. (together with such funds, "Elliott" or "we"). We have an investment of more than $2.5 billion in Phillips 66 (the "Company" or "Phillips"), making us one of your top five investors.

As you know, this is not the first time we have publicly shared our views on Phillips' opportunities and challenges. In November of 2023, we published a letter to the Board noting the Company's ambitious targets in the areas of operational improvement, portfolio-streamlining and improved capital return to shareholders. To repair Phillips' damaged credibility with investors and ensure the right oversight and accountability, we called for collaboration on the addition of two new directors with refining-operation experience. And if Phillips failed to show material progress, we suggested an alternative path similar to the one taken by Marathon Petroleum ("Marathon") following our engagement there in 2019. In that situation, board and management enhancements led to operational improvement, portfolio-rationalization and significant long-term share-price outperformance. Since our engagement, Marathon's total shareholder return has outperformed Valero Energy Corp. ("Valero") by 120% and Phillips by 178%.[1]

The 2023 publication of these views put a spotlight on the significant opportunity present at Phillips and initially sparked market optimism for a long-overdue turnaround at the Company. Unfortunately for investors, patience has been punished.

As detailed in the enclosed presentation, available at **Streamline66.com**, Phillips has failed to make meaningful progress on its targets. It abandoned serious collaboration on Board and corporate governance improvements by failing to honor its commitment to add a second director and reverting to a combined CEO-Chairman role. And despite possessing valuable assets and a clear, achievable path to realizing their full potential, Phillips' total shareholder return has continued to disappoint, lagging well behind peers. Over the past decade, Phillips has underperformed Valero by 138% and Marathon by 188%.[2]

---

[1] Bloomberg, from 9/24/2019 (the day prior to Elliott's public presentation) to 2/7/2025
[2] Bloomberg, as of 2/7/2025

This experience has been frustrating but has clarified the scale of the problem and reinforced the urgent need for the Company to pursue an alternative path, namely (i) an overhaul of the Company's conglomerate structure, (ii) demonstrable improvements in its operating performance and (iii) a refresh of the Board and executive team.

We remain committed, engaged investors in Phillips due to our conviction in the significant opportunity for value creation represented by the quality of the Company's assets. These underappreciated assets benefit from significant scale and strong competitive positioning across the Company's businesses. In addition to its core refining business, Phillips has a highly valuable midstream business focused on the NGL value chain and a world-class chemicals joint venture.

However, Phillips today trades at a substantial discount to a sum-of-its-parts valuation, and investors have plainly lost confidence in the Company's ability to unlock this value under its current structure.

We believe the factors driving this underperformance are clear:

- *Conglomerate Structure*: Phillips' inefficient structure obscures the true value of its assets. Within a single conglomerate, the Company's disparate businesses lack a natural shareholder base and a coherent equity story. Phillips delivers weaker capital returns than leading refiners and slower growth than midstream peers, resulting in the worst of both worlds for investors. This structure hinders management's ability to focus on the unique needs of each business, weakening its ability to drive operational excellence.

- *Poor Operating Performance*: Phillips has repeatedly failed to meet key targets. The Company's 2024 refining EBITDA per barrel has trailed best-in-class peer Valero by $3.75 per barrel, widening to a $4.75 per barrel shortfall in the most recent fourth quarter.[3] Former employees and other industry executives have described Phillips as a company unable to control costs or stay commercially competitive, citing a management team and Board that continue to lack refinery operating experience and have outsourced key operational initiatives to management consultants.

- *Damaged Credibility*: Persistent financial misses and the pursuit of acquisitions instead of portfolio simplification have eroded investor confidence in management. The market still does not appear to take this leadership team's 2025 and new 2027 mid-cycle EBITDA targets seriously. Worse, the management team's continuous claims of a successful turnaround without corresponding tangible financial results have further eroded its credibility. Long-term shareholders recall the 2019 Analyst Day "AdvantEdge66," where management's claims fell far short of Phillips' actual operating performance. Even the Company's recent $3 billion in promised divestitures, initially earmarked for shareholder returns or debt reduction, was immediately redeployed into a near equivalent amount of new acquisitions. The Board has repeatedly failed in its fundamental oversight duties, rewarding management with compensation disconnected from the Company's performance.

---

[3] Company filings, Q4 2024 earnings, see analysis in enclosed presentation

As detailed in our "Streamline66" presentation, we believe Phillips can resolve these issues through decisive action. Another year of empty rhetoric and broken promises is unacceptable. We believe that Phillips must pursue the following initiatives without delay:

1) **Streamline Portfolio** – Phillips' world-class midstream business should be sold or spun off, as we believe it could command a premium valuation in excess of $40 billion.[4] This standout business should separate from a corporate structure that both diminishes and obscures its value. Phillips should also sell its interest in CPChem, an asset that we believe would likely attract significant interest from its existing JV partner or other potential buyers. The Company should execute on the frequently discussed sale of its JET retail operations in Germany and Austria. Divesting non-core assets, such as CPChem and select European retail operations, would allow Phillips to increase capital returns to its shareholders and sharpen its focus on operational excellence within its core business.

2) **Operating Review** – A more focused Phillips can better prioritize refining profitability. The Company should commit to ambitious refining targets that reflect best-in-class performance. We reaffirm our November 2023 call for Phillips to close the EBITDA-per-barrel gap with its peers, a gap that has actually widened since our initial engagement with the Company.

3) **Enhanced Oversight** – Meeting operational targets requires a comprehensive review of the Company's management team. In addition, fresh perspectives on the Board would strengthen this leadership evaluation. Phillips should add new independent directors to bolster accountability and improve oversight of management initiatives.

Taken together, this plan offers a pathway for restored investor credibility and a realization of the full value of the Company's attractive asset base, which is currently obscured by its conglomerate structure. More than a decade ago, after spinning out its refining and midstream assets, Conoco became a purpose-built upstream business that has flourished. The mix of assets that became Phillips in 2012 has since lacked cohesion, limiting the potential of its disparate businesses. A transformation of Phillips is long overdue.

The past year has provided strong evidence that change is needed. In our November 2023 letter, we wrote, "At present, we believe [CEO Mark] Lashier and the rest of the management team deserve investor support so long as they demonstrate meaningful progress against [their financial] targets." Since then, Phillips has failed to do so. As such, investor support has evaporated. The Board and management team must now recognize the severity of their credibility crisis and seize the opportunity to address it by pursuing the initiatives outlined above.

Sincerely,

John Pike   Mike Tomkins
Partner   Senior Portfolio Manager

---

[4] See analysis in enclosed presentation

About Elliott

Elliott Investment Management L.P. (together with its affiliates, "Elliott") manages approximately $69.7 billion of assets as of June 30, 2024. Founded in 1977, it is one of the oldest funds under continuous management. The Elliott funds' investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm.

###

PRESENTATION

ELLIOTT®

STREAMLINE 66

ELLIOTT'S VIEWS ON VALUE CREATION AT PHILLIPS 66

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT INVESTMENT MANAGEMENT L.P. AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AS OF THE DATE HEREOF. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AND FOR ANY REASON AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO CORRECT, UPDATE OR REVISE THE INFORMATION CONTAINED HEREIN OR TO OTHERWISE PROVIDE ANY ADDITIONAL MATERIALS.

ALL OF THE INFORMATION CONTAINED HEREIN IS BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO PHILLIPS 66 (THE "COMPANY"), INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND OTHER SOURCES, AS WELL AS ELLIOTT MANAGEMENT'S ANALYSIS OF SUCH PUBLICLY AVAILABLE INFORMATION. ELLIOTT MANAGEMENT HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF ALL DATA AND INFORMATION AVAILABLE FROM PUBLIC SOURCES, AND NO REPRESENTATION OR WARRANTY IS MADE THAT ANY SUCH DATA OR INFORMATION IS ACCURATE. ELLIOTT MANAGEMENT RECOGNIZES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY THAT COULD ALTER THE OPINIONS OF ELLIOTT MANAGEMENT WERE SUCH INFORMATION KNOWN. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE RELIABILITY, ACCURACY, FAIRNESS OR COMPLETENESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN, AND ELLIOTT MANAGEMENT AND EACH OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES AND AGENTS EXPRESSLY DISCLAIM ANY LIABILITY WHICH MAY ARISE FROM THIS PRESENTATION AND ANY ERRORS CONTAINED HEREIN AND/OR OMISSIONS HEREFROM OR FROM ANY USE OF THE CONTENTS OF THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE INFORMATION AND OPINIONS INCLUDED IN THIS PRESENTATION CONSTITUTE FORWARD-LOOKING STATEMENTS, INCLUDING ESTIMATES AND PROJECTIONS PREPARED WITH RESPECT TO, AMONG OTHER THINGS, THE COMPANY'S ANTICIPATED OPERATING PERFORMANCE, THE VALUE OF THE COMPANY'S SECURITIES, DEBT OR ANY RELATED FINANCIAL INSTRUMENTS THAT ARE BASED UPON OR RELATE TO THE VALUE OF SECURITIES OF THE COMPANY (COLLECTIVELY, "COMPANY SECURITIES"), GENERAL ECONOMIC AND MARKET CONDITIONS AND OTHER FUTURE EVENTS. YOU SHOULD BE AWARE THAT ALL FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS ARE INHERENTLY UNCERTAIN AND SUBJECT TO SIGNIFICANT ECONOMIC, COMPETITIVE, AND OTHER UNCERTAINTIES AND CONTINGENCIES AND HAVE BEEN INCLUDED SOLELY FOR ILLUSTRATIVE PURPOSES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE INFORMATION CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. THERE CAN BE NO ASSURANCE THAT THE COMPANY SECURITIES WILL TRADE AT THE PRICES THAT MAY BE IMPLIED HEREIN, AND THERE CAN BE NO ASSURANCE THAT ANY OPINION OR ASSUMPTION HEREIN IS, OR WILL BE PROVEN, CORRECT.

THIS PRESENTATION AND ANY OPINIONS EXPRESSED HEREIN SHOULD IN NO WAY BE VIEWED AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION WITH RESPECT TO THE COMPANY, COMPANY SECURITIES OR ANY TRANSACTION. THIS PRESENTATION IS NOT (AND MAY NOT BE CONSTRUED TO BE) LEGAL, TAX, INVESTMENT, FINANCIAL OR OTHER ADVICE. EACH RECIPIENT SHOULD CONSULT THEIR OWN LEGAL COUNSEL AND TAX AND FINANCIAL ADVISERS AS TO LEGAL AND OTHER MATTERS CONCERNING THE INFORMATION CONTAINED HEREIN. THIS PRESENTATION DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT MAY BE RELEVANT TO AN EVALUATION OF THE COMPANY, COMPANY SECURITIES OR THE MATTERS DESCRIBED HEREIN.

THIS PRESENTATION DOES NOT CONSTITUTE (AND MAY NOT BE CONSTRUED TO BE) A SOLICITATION OR OFFER BY ELLIOTT MANAGEMENT OR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES OR AGENTS TO BUY OR SELL ANY COMPANY SECURITIES OR SECURITIES OF ANY OTHER PERSON IN ANY JURISDICTION OR AN OFFER TO SELL AN INTEREST IN FUNDS MANAGED BY ELLIOTT MANAGEMENT. THIS PRESENTATION DOES NOT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR ENCOURAGEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT OR TO ENTER INTO ANY AGREEMENT WITH THE RECIPIENT. NO AGREEMENT, COMMITMENT, UNDERSTANDING OR OTHER LEGAL RELATIONSHIP EXISTS OR MAY BE DEEMED TO EXIST BETWEEN OR AMONG ELLIOTT MANAGEMENT AND ANY OTHER PERSON BY VIRTUE OF FURNISHING THIS PRESENTATION. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENTS WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FUNDS MANAGED BY ELLIOTT MANAGEMENT CURRENTLY BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN AND MAY IN THE FUTURE BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN, COMPANY SECURITIES. ELLIOTT MANAGEMENT INTENDS TO REVIEW ITS INVESTMENTS IN THE COMPANY ON A CONTINUING BASIS AND DEPENDING UPON VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION, THE COMPANY'S FINANCIAL POSITION AND STRATEGIC DIRECTION, THE OUTCOME OF ANY DISCUSSIONS WITH THE COMPANY, OVERALL MARKET CONDITIONS, OTHER INVESTMENT OPPORTUNITIES AVAILABLE TO ELLIOTT MANAGEMENT, AND THE AVAILABILITY OF COMPANY SECURITIES AT PRICES THAT WOULD MAKE THE PURCHASE OR SALE OF COMPANY SECURITIES DESIRABLE, ELLIOTT MANAGEMENT MAY FROM TIME TO TIME (IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS, INCLUDING SINCE THE INCEPTION OF ELLIOTT MANAGEMENT'S POSITION) BUY, SELL, COVER, HEDGE OR OTHERWISE CHANGE THE FORM OR SUBSTANCE OF ANY OF ITS INVESTMENTS (INCLUDING COMPANY SECURITIES) TO ANY DEGREE IN ANY MANNER PERMITTED BY LAW AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO NOTIFY OTHERS OF ANY SUCH CHANGES. ELLIOTT MANAGEMENT ALSO RESERVES THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO ITS INVESTMENTS IN THE COMPANY AS IT MAY DEEM APPROPRIATE.

ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION CONTAINED HEREIN. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. ALL TRADEMARKS AND TRADE NAMES USED HEREIN ARE THE EXCLUSIVE PROPERTY OF THEIR RESPECTIVE OWNERS

ABOUT ELLIOTT

Founded in 1977, Elliott Investment Management L.P. (together with its affiliates, "Elliott") is one of the oldest private investment firms of its kind under continuous management. As of June 30, 2024, Elliott manages approximately $69.7billion in assets.

Elliott's Approach to Investing

- **Extensive Due Diligence**: Elliott thoroughly researches each opportunity by drawing on internal and external resources

- **Team Approach:** The companies with which we engage can benefit from Elliott's diverse team of specialized experts in shareholder engagement, corporate governance, private equity, capital markets, public relations and government relations

- **Hands-on Effort:** We believe Elliott's strength is in catalyzing change – not just the identification, but the creation of value

- **Industry Focus:** We work to develop deep sector knowledge and become a trusted partner to companies, boards and management teams

Elliott's Energy Experience

- Elliott has invested considerable capital into the energy sector globally

- Investment experience spans public and private investments across various energy sectors

- Elliott's private energy portfolio includes assets across the Permian, the Marcellus, the MidCon and the Gulf of Mexico

TSR of Elliott's Recent Energy Investments[1]



69

(23)

Avg. 3Y TSR vs. Industry Pre-Elliott

Avg. TSR vs. Industry Since Elliott

Representative Investments

       

Source: Bloomberg as of 2/7/25.
1) "TSR of Elliott's Recent Energy Investments" represents the average total shareholder return ("TSR") of Elliott energy & utilities investments in North America since 2017 vs. the relevant S&P 500 industry group index (e.g., S&P 500 Energy or S&P 500 Utilities) in the three years prior to public disclosure of Elliott's investment in the target company and following public disclosure of Elliott's investment in the target company. The target companies represent the following 12 public energy investments: Suncor Energy, Nisource, Duke Energy, DTE Energy, Centerpoint Energy, Evergy, Marathon Petroleum, Sempra, QEP Resources, FirstEnergy, Energen, NRG Energy (shown from our initial engagement in 2017).

 

ELLIOTT'S DUE DILLEGENCE ON PHILLIPS

We have conducted extensive due diligence on Phillips' strategy, financial performance, asset portfolio, operations and market position

✓ **Former Employees and Industry Executives**

Engaged with former Phillips employees, industry executives, suppliers, customers and competitors

✓ **Operational Consulting Firm**

Retained a leading operational consulting firm to help us analyze Phillips' marketing, refining and midstream operations, organization and cost structure to identify value-creation opportunities

✓ **Leading Energy Market Consultant**

Worked with one of the leading midstream-focused consultants to evaluate Phillips' asset base and competitive footprint

✓ **Top Accounting Firm**

Hired an industry-leading accounting firm to help us conduct a thorough analysis on feasibility and tax implications of potential transactions around Phillips' assets or a restructuring of its corporate structure

✓ **Global Investment Bank**

Worked with a leading investment bank to inform our views on the competitive landscape and the value proposition of each of Phillips' business segments

✓ **Legal Advisors**

Consulted with multiple top-tier law firms to analyze Phillips' corporate structure and governance practices



EXECUTIVE SUMMARY

Phillips is falling short of its potential. A streamlined Phillips would unlock significant value and create a stronger company

Valuable Assets

Phillips' assets have enviable scale and advantageous competitive positioning

- **Refining:** One of the largest refining systems in the U.S.

- **Marketing & Specialties:** Scaled fuels marketing business and production of specialty products

- **Midstream:** Vertically integrated wellhead-to-water NGL business across the Permian and DJ basins that generates stable cash flow

- **Chemicals:** World-scale petrochemical joint-venture at the low-end of the cost curve

Underperforming

This collection of assets trades at a discount to its sum-of-the-parts value. The reasons for underperformance are clear:

- **Inefficient Conglomerate Structure:** The current structure obscures the intrinsic value of the assets and results in the combined entity trading in line with its lowest-multiple segment

- **Poor Operating Performance:** The Company is falling well short of its promised ~$14bn 2025 mid-cycle EBTIDA target, primarily due to weak operating performance in refining

- **Damaged Management Credibility:** Missed financial targets, acquisitions in lieu of portfolio simplification and poorly supported claims of turnaround success have led to deep skepticism. Higher 2027 targets have been set while mid-cycle EBITDA is still short of 2025 targets

STREAMLINE 66

By executing plan "Streamline66," we believe the Company can achieve a ~$200 stock price (with the possibility of substantially more upside if Phillips is able to execute a plan similar to Marathon's)

- ✔ **Streamline Portfolio**
  – Sell or spin the Midstream business
  – Pursue a sale of Phillips' JV interest in CPChem
  – Execute plan to sell the German and Austrian JET retail business

- ✔ **Operating Review:** Commit to ambitious refining targets that reflect best-in-class performance. Target refining EBITDA/bbl in-line with VLO / MPC on a like-for-like basis

- ✔ **Enhanced Oversight:** Add new independent directors as well as a review of executive leadership

A STREAMLINED PHILLIPS 66
- ↗ 3rd Largest Independent Refiner in the US
- ↗ Full value of Midstream realized via sale or spin
- ↗ Substantial capital return opportunity

PHILLIPS 66 HAS A UNIQUE OPPORTUNITY TO DRIVE SUBSTANTIAL STOCK PRICE UPSIDE

DESPITE ITS ATTRACTIVE ASSETS, PHILLIPS TRADES AT A SIGNIFICANT DISCOUNT

In its inefficient conglomerate structure, we believe that Phillips will continue to trade near the multiple of its lowest-valued segments and at a discount to its sum-of-the-parts value

TEV / EBITDA (2026E)



> >70% of '25 EBITDA comes from more defensive midstream, chemicals, and marketing segments – all premium multiple businesses vs refining.
>
> Bank of America, October 17, 2024



PSX EBITDA MIX

M&S 18% · Midstream 38% · Chemicals 15% · Refining 29%



VLO	SUN	EPD	MPLX	OKE	TRGP	DOW	LYB	SOTP	Current
6.3x	8.8x	9.6x	10.0x	9.7x	11.5x	6.5x	6.7x	8.4x	6.6x
Refining	M&S		Midstream			Chemicals			

Avg 10.2x (Midstream) · Avg 6.6x (Chemicals)

MLPs · C-Corps

Source: Bloomberg.
Note: See appendix for valuation details. Phillips % breakdown based on % of 2026E consensus EBITDA excluding corporate. Refiner estimates exclude turnaround expense for comparability.

PHILLIPS IS DEEPLY UNDERPERFORMING

Shares have underperformed peers for more than a decade. Despite this clear market signal, Phillips has ignored the need for change and continually praises the benefits of its diversified portfolio

Phillips Cumulative Total Return vs. VLO | MPC



1-Year	3-Year	5-Year	10-Year
-9%	-33%	-97%	-163%

Clear Reasons for Underperformance

INEFFICIENT CONGLOMERATE STRUCTURE
Each business is denied the capital, investor base, focus and oversight needed to achieve its potential

POOR OPERATING PERFORMANCE
Refining operations materially underperform peers, with management's attention diverted from refining and instead focused on midstream growth

DAMAGED MANAGEMENT CREDIBILITY
Management insists that current structure is advantageous and that operating improvements have been realized

Source: Bloomberg as of 2/7/25.

PHILLIPS' CURRENT STOCK PRICE IMPLIES DE-MINIMIS VALUE FOR REFINING

Applying appropriate valuation multiples to Phillips' non-refining segments implies little value for its refining assets, despite their scale and strong competitive positioning

Enterprise Value Decomposition at Current Share Price ($bn)

> [There] **is no value for refining in PSX at current levels**… This has periodically opened debate on whether PSX should be viewed on a Sum Of The Parts basis: but no part of its assets are public, and with no obvious intent to monetize individual assets and disposal / deleveraging plans…
>
> Wolfe Research, January 2, 2025

2

Valero is a ~3MMbbl/d pure play refining system with a $49bn TEV. If Phillips' ~2MMbbl/d refining system was valued at an equivalent $/bbl it would be valued at $34bn.

+$34bn

+$15bn

($3bn)

+$1bn

+$42bn

1

Using market multiples for the rest of Phillips' assets implies its Refining system is valued at **$1bn** today

$69bn

+$13bn

| M&S | Midstream | Chemicals | Corporate | Implied Refining | PSX TEV |

Source: Bloomberg.
Note: See appendix for valuation details. Emphasis added.



STREAMLINE 66

Streamline Portfolio

Sell or spin the Midstream business

Pursue a sale of Phillips' JV interest in CPChem

Execute plan to sell the German and Austrian JET retail business

Operating Review

Commit to ambitious refining targets which reflect best-in-class performance

Target refining EBITDA per barrel in line with VLO / MPC on a like-for-like accounting basis

Enhanced Oversight

Add new independent directors to enhance oversight of management initiatives

Conduct a review of management to ensure the Company has the needed expertise to execute on the required refining improvements



UPSIDE
>150%
If Phillips is able to execute the "Marathon Path" (1) the stock price could increase to $300+
$300+ per share
~$200 per share
UPSIDE +65%
+$24
Divest Non-Core Assets Boost Capital Returns
+$18
Improved Operating Performance in Refining
+$36
Unlock Midstream Value (sale or spin)
$120 per share

Source: Bloomberg.
Note: Estimated potential upside based on indicative valuation calculations presented in the appendix.
1) Required assumptions for "Marathon Path" scenario can be found on slides 39 – 40.



MARATHON PETROLEUM CASE STUDY

Marathon dramatically outperformed its US refining peers after reviewing its structure and operating performance

In the mid-2010s, MPC doubled down on a conglomerate model by retaining its retail operation and then acquiring Andeavor in 2018

Shareholder returns lagged peers from 2017 to 2019 on inconsistent execution following the Andeavor transaction, leading to an all-time-wide discount vs peers

MPC Board and management acted decisively to create a more focused, effective organization that has dramatically outperformed peers since mid-2019

Added new director in consultation with Elliott to strengthen governance

- Transitioned to new executive leadership
- Reduced operating costs by >US$1bn across business operations, while also improving commercial performance and margin capture
- Sold Speedway retail operations generating US$17bn in net cash proceeds and supporting a best-in-class capital return program and investment grade balance sheet

"**Under CEO Mike Hennigan, MPC has shown the most visible improvement among their peers** over the past 3 years in both reliability, unit cost and profitability."

Scotiabank, June 30, 2023



MPC TSR vs Peers pre-Elliott involvement
(Sep 1, 2017 – Sep 24, 2019)
MPC TSR vs Peers Since Elliott involvement
(Sep 24, 2019 – Feb 7,2025)
MPC TSR vs Peers Since Leadership Change
(Mar 17, 2020 – Feb 7, 2025)
-21%
149%
495%

"Marathon has been **our top refining pick** since initiating on the group in June 2022. Shares have led peers, **driven by cost/ commercial improvements and peer (and energy sector) leading capital returns, funded by strong refining margins and Speedway divestiture proceeds**."

BMO, November 30, 2023

LIKE MARATHON, PHILLIPS 66 CAN BE RESTORED TO A TOP-PERFORMING ENERGY COMPANY

Note: Emphasis added. Data per Bloomberg.

01
VALUABLE ASSETS

"We believe PSX's business should justify a premium valuation relative to the group, given its chemical and midstream businesses should warrant a significant multiple uplift when compared to traditional refining assets..."

Raymond James, October 27, 2023

STREAMLINE *66*

PHILLIPS OPERATES A PORTFOLIO OF QUALITY ASSETS

Phillips' asset base is significantly undervalued, given each segment's competitive scale and positioning

REFINING

- One of the largest refining systems – 11 refineries with a combined throughput capacity of ~2MMbbl/d
- Attractive clean product yield with additional upside from valuable specialty product production (e.g., needle coke)
- Substantial trade reach across Canada and the Atlantic Basin

MARKETING & SPECIALTIES

- ~7,300 branded U.S. and ~1,700 branded international locations for placement of refined products
- Highly cash-flow generative asset base with capex approximately 5-10% of EBITDA

MIDSTREAM

- Vertically integrated wellhead-to-water NGL business across the Permian and DJ basins
- Stable cash flow generation from long-haul crude and product pipelines as well as terminals and storage assets
- Benchmarks well to other large-cap integrated NGL and refined product peers trading between ~10-12x EBITDA

CHEMICALS

- 50% interest in CPChem joint venture with Chevron
- One of the largest global producers of olefins and polyolefins at the low end of the global cost curve
- Highly cash-flow generative JV with no investment required from Phillips since formation in 2000

THIS PORTFOLIO IS UNDERVALUED IN THE CURRENT STRUCTURE

Note: This presentation combines the Company's Refining and Renewable Fuels segments under one title of Refining.



REFINING: THIRD-LARGEST INDEPENDENT REFINING SYSTEM IN THE U.S.

Phillips' refining assets have substantial scale and flexibility, affording it high reliability and strong earnings potential under the proper management

World-Scale Refining System with Substantial Competitive Advantages

✓ **~2MMbbl/d** refining system with 11 refineries

✓ Geographic and product diversity, allowing for **resiliency across all market environments**

✓ **Scaled asset base**, allowing for **world-scale export capacity and spreading of fixed costs**, adding to earnings resiliency

✓ **Flexible refining kit**, allowing for **opportunistic use of low-price crudes** and increasing netbacks

Source: Company filings, websites and Oil and Gas Journal.
Note: Phillips' refinery statistics include the LA Refinery which is planned for closure in 2H 2025. All metrics exclude impacts from renewable diesel facilities.
1) Refinery size, capacity and weighting based on crude capacity. Size based on full capacity of each refinery, not PSX's equity share.
2) Reflects weighted average Nelson Complexity Index (NCI) across the entire portfolio based on crude capacity weighting. Complexity is a measure of operational sophistication and the ability of the combined units in a refinery system to process a wider range of inputs into a wider range of outputs. A higher NCI score denotes greater complexity.

Average Refinery Size (kbbl/d)[1]



Capacity by Region[1]



Product Mix



Nelson Complexity Index[2]



MARKETING & SPECIALTIES: STABLE, HIGHLY CASH FLOW GENERATIVE BUSINESS

Business markets refined products across ~7,300 branded U.S. and ~1,700 branded international outlets, generating substantial free cash flow while requiring limited capital investment

- ✔ Marketing **helps deliver optimal refined product placement** in the U.S. and Europe across gasoline, diesel and aviation fuel

- ✔ Portfolio of attractive retail logos across the U.S. and Europe with **brand value**

- ✔ Company-owned German and Austrian retail business under the JET logo is currently being marketed at a "**potential value of $3bn assuming a 10x multiple**" according to sellside estimates[2]

- ✔ Manufacturing and sale of high-margin specialty lubricants and other base oils, including Phillips' 50% stake in Excel Paralubes

Portfolio of Attractive Retail Brands

    



Strong Free Cash Flow Generation[1]

Source: Logos per Phillips' latest investor presentations.
1) Conversion refers to segment EBITDA – Capex divided by segment EBITDA.
2) Wolfe Research, January 2, 2025.

MIDSTREAM: HIGHLY ATTRACTIVE NGL, CRUDE & PRODUCTS PLATFORM

Fee-based, recurring EBITDA with favorable market exposure. We see >$40bn in standalone value



NGL BUSINESS
~65% of EBITDA

Wellhead-to-market NGL system focused on the Permian and DJ basins

- ✓ Midland and Delaware G&P with long-haul takeaway and export-by-water capacity
- ✓ Dominant DJ G&P position with estimated ~50% market share and a >$1.00/MMBtu higher rate vs. other basins
- ✓ Substantial long-haul pipeline infrastructure connecting both Permian and DJ assets to the Gulf Coast
- ✓ Flexible fractionation footprint across Conway, Mont Belvieu and Sweeny
- ✓ NGL export capacity at Sweeny Hub allowing for shipping overseas



TRANSPORTATION
~35% of EBITDA

Network of crude and refined product pipelines, tanks and terminals

- ✓ Bakken Pipeline (DAPL + ETCOP), Explorer Pipeline, Gray Oak, Bayou Bridge
- ✓ Expansive system of refined product terminals and storage
- ✓ Multiple marine, rail and petroleum coke loading and offloading facilities
- ✓ Majority of EBITDA comes from assets with substantial 3rd party exposure, rather than exclusively servicing Phillips refining assets
- ✓ Almost entirely fee-based earnings (>95%)



ATTRACTIVE EARNINGS STREAM IN-LINE WITH HIGHLY VALUED PUBLIC MIDSTREAM PEERS[1]

PRODUCT DIVERSIFICATION
100%
75%
50%
25%
0%
PSX ET EPD OKE TRGP MPLX KMI WMB
Gas NGL Crude + Refined Products Other
FEE-BASED EARNINGS
100%
75%
50%
25%
0%
PSX ET EPD OKE TRGP MPLX KMI WMB
Fee-based Commodity Sensitive
ASSET MIX (% of EBITDA)
100%
75%
50%
25%
0%
PSX ET EPD OKE TRGP MPLX KMI WMB
Pipeline G&P Fractionation Storage Other

Source: Elliott estimates and third-party energy market consultant views.
1) Phillips data reflects Phillips' Midstream segment based on publicly available data and estimates. Percent contribution based on estimated 2025E EBITDA contribution.

CHEMICALS: WORLD-SCALE ASSETS ON THE LOW END OF THE GLOBAL COST CURVE

Phillips' CPChem joint venture with Chevron is a world-scale, low-cost, highly strategic producer of olefins and derivatives, creating a business unit that has always been free cash flow positive throughout the cycle

- ✅ 50% equity investment in CPChem, which owns or holds interest in **~30 chemical manufacturing facilities**

- ✅ Produces and markets **ethylene and other olefin products with ~19 MMTA of capacity** with diverse end-market exposure

- ✅ Assets economically resilient running **~95% advantaged feedstocks**, placing CPChem at the **low end of the global ethylene cost curve**

- ✅ **+3.2 MMTA of growth coming in 2026** from new Golden Triangle Polymers and Ras Laffan Petrochemicals projects

- ✅ CPChem **deserves a premium valuation** to public peers Dow and LyondellBasell due to exclusively low-cost facilities and no disadvantaged European capacity



> " Consistent with prior statements, **CVX could be interested in acquiring the other 50% of the CPChem JV** if the opportunity were presented at an acceptable valuation.
>
> Wells Fargo, November 30, 2023



Phillips Disclosed Ethylene Cost Curve (cents/lb)

THIS BUSINESS WOULD LIKELY ATTRACT SIGNIFICANT INTEREST FROM THE EXISTING JV PARTNER OR ANOTHER BUYER

Source: '19-'23 average ethylene production cost curve per Phillips Investor Presentation.
Note: Emphasis added.

02
UNDERPERFORMING

"Investors are hesitant to believe PSX will improve refining operations given poor operations since Covid and limited benefits from its 2019 cost improvement program."

TD Cowen, December 4, 2023

PHILLIPS UNDERPERFORMS ITS CLOSEST PEERS AND BENCHMARKS

Phillips Cumulative Total Shareholder Return Relative to Peers (%)

	1 Year	2 Year	3 Year	4 Year	5 Year	6 Year	7 Year	8 Year	9 Year	10 Year
vs. MPC	(5.5)	(1.9)	(52.4)	(155.6)	(159.6)	(121.3)	(124.6)	(197.0)	(408.0)	(188.3)
vs. VLO	(12.3)	20.3	(14.0)	(57.5)	(33.9)	(39.6)	(34.3)	(77.3)	(122.3)	(137.5)
vs. 2023 Performance Peer Average[1]	(25.7)	(0.1)	(15.2)	(63.6)	(64.7)	(51.7)	(50.7)	(47.8)	(239.2)	(5.9)
vs. S&P 100[2]	(29.3)	(4.6)	(19.8)	(78.5)	(78.5)	(66.7)	(65.2)	(62.5)	(267.1)	(21.4)
vs. S&P 500	(34.1)	(10.5)	(26.0)	(92.5)	(93.1)	(83.9)	(80.1)	(74.4)	(303.4)	(34.6)

HOW CAN MANAGEMENT CONTINUE TO ASSERT THE ADVANTAGES OF THIS STRUCTURE WITH THESE RESULTS?

Source: Bloomberg as of 2/7/25.
1) Performance peers are used to evaluate relative TSR performance for the Company's Performance Share Program; performance peers include DK, DINO, MPC, PBF, VLO, MPLX, OKE, TRGP, WMB, DOW, LYB, and WLK.
2) The Company uses the S&P 100 as one of its relative TSR performance benchmarks.

DRIVERS OF UNDERPERFORMANCE

Phillips' **problems originate from its inefficient conglomerate structure,** which **obscures value** and **hinders operational performance**. These issues are compounded by Phillips' leaders who insist that shareholders benefit from its structure and that operating improvements have materialized, despite evidence to the contrary

INEFFICIENT CONGLOMERATE STRUCTURE

- Mismatched value proposition for midstream and refining investors leads to permanently suppressed valuation vs. business mix
- Mutually exclusive capital allocation expectations between refining investors seeking capital returns and midstream investors seeking growth
- Incongruent capital structures: over-levered as a refiner, under-levered as a midstream business

POOR OPERATING PERFORMANCE

- Refining profitability continues to lag peers VLO and MPC, and operating expenses continue to run high
- Phillips meaningfully missed mid-cycle EBITDA targets; results have yet to validate the supposed turnaround "success" story
- Management focus is clearly on the midstream business – leaving the operating-improvement opportunity in refining as an afterthought

DAMAGED MANAGEMENT CREDIBILITY

- Management's public commentary suggests that (a) investors benefit from its conglomerate structure and (b) the Company has achieved its stated operating goals. **Neither claim is true**
- Investors now ignore management's targets given the history of broken promises
- Commitments to return capital and pay down debt have been followed by dilutive midstream M&A instead

PHILLIPS TRADES LIKE A REFINER, WITH NO CREDIT FOR ITS MIDSTREAM BUSINESS

Since our engagement in late 2023, it has become clear that the Company's midstream assets will not receive full value in the current structure

Share Price Performance vs. Refining and Midstream Peers since Elliott Letter[1]



> We're not just a refining company. We shouldn't be viewed just through a refining lens, whether it's our balance sheet or whether it's our earnings and earnings volatility. **We are diversified on purpose.**
>
> Mark Lashier, January 7, 2025

Despite ~40% of EBITDA coming from attractive midstream assets, Phillips continues to trade like a refiner, missing the value uplift in the midstream space over the last year

Source: Bloomberg.
Note: Emphasis added.
1)   Refining peers reflect Valero and Marathon; midstream peers reflect Enterprise Products, MPLX, ONEOK, and Targa. Performance shown since November 29, 2023, the date of the publication of Elliott's letter.

PHILLIPS' REFINING AND MIDSTREAM BUSINESSES DO NOT FIT TOGETHER

Refining and midstream have contrasting risk/return propositions, with weak capital returns vs. refiners and poor growth vs. midstream

	REFINING	MIDSTREAM	PHILLIPS TODAY
Industry Appeal	Exposure to **refining cracks**	**Long-term, stable growth**	✖ Poor upside exposure to cracks ✖ Lack of growth; negative EPS last quarter[1]
Capital Allocation	**Growth capex discouraged**; ~100% FCF payout expected	**Accretive M&A and growth capex are rewarded**	✖ Investors fear additional midstream M&A ✖ Payout ratio target at 50% of OCF lags peers
Growth Profile	**Limited asset growth;** FCF per share growth focus	**Mid-single-digit annual EBITDA growth**	✖ Outsize capex reinvestment rate vs. refiners ✖ Growth lags midstream peers
Balance Sheet	**~1x leverage** Meaningfully constrained by volatility	**3-4x leverage** Investors support balance-sheet utilization for growth	✖ 2.1x leverage is higher than refining peers and midstream has no debt capacity
Valuation Range[2]	**~6-7x**	**~10-12x**	**~6-7x**

Source: Bloomberg.
1) 4Q24 EPS of ($0.15).
2) Based on 2026E multiples.

INVESTORS DISLIKE MIDSTREAM M&A IN THE CONGLOMERATE STRUCTURE

Phillips' weak conglomerate multiple has made recent midstream acquisitions dilutive on a TEV / EBITDA basis. These deals would have been accretive to a standalone Phillips midstream company

Midstream Acquisition TEV / EBITDA Multiples vs. Phillips Trading Multiple (excl. TAR)



PHILLIPS' STRATEGY OF BUYING ITS WAY TO A HIGHER MULTIPLE HAS FAILED

Source: Bloomberg.
1) Reflects Phillips' average FY1 TEV/EBITDA multiple between October 27, 2021, which is the date the PSXP transaction was announced, and February 7, 2025.
2) Based on sellside research estimated transaction multiples at the time of transaction announcement for PSXP and at transaction agreement (post-price increase) for DCP.
3) Based on Company disclosures.
4) Estimated current EBITDA multiple based on latest S&P credit report, rather than PSX's reported Q4 2026 synergized number.

ANALYSTS SEE TRAPPED VALUE, BUT MANAGEMENT HAS REFUSED TO TAKE ACTION

"…[D]o you ever see a situation where midstream is somehow separated or is a standalone business? … just in terms of the scale, the importance and maybe the failure of the market to recognize the value in your structure …"

Wolfe Research
Q4 2024 Earnings Call



"…[W]e believe we can create more shareholder value by keeping the midstream business integrated…"

Mark Lashier
Q4 2024 Earnings Call

> …[T]he question we often get is, **can you get full credit for the value of a midstream business that should deserve, a much higher multiple embedded in a diversified company that's often perceived to be a refining company**?

Goldman Sachs, January 7, 2025

Note: Emphasis added.

DESPITE CLAIMS OF TURNAROUND SUCCESS, PHILLIPS REFINING STILL LAGS PEERS

Phillips remains the clear laggard versus peers VLO and MPC, with recent Q4 '24 EBITDA per barrel exceptionally weak on a relative basis

Operating Expense per Barrel (excl. TAR) ($/bbl)



EBITDA per Barrel (excl. TAR) Spread to VLO ($/bbl)

Despite claims of success, Phillips has not closed any of the profitability gap to VLO



Note: Phillips and Valero Refining EBITDA based on definitions in the appendix. Utilizes most recent re-casting.

LAGGING PROFITABILITY IS A SYMPTOM OF MANAGEMENT DYSFUNCTION

Our discussions with industry experts suggest Phillips needs to dramatically improve its commercial function and reduce refining costs to achieve best-in-class operating results

COMMERCIALLY INEFFICIENT

- **Trading organization viewed as "unsophisticated"** relative to experience with other leading refiners
- **"Price-taker" approach** vs. profit-center approach to crude procurement
- **Traders not compensated appropriately** to drive entrepreneurial thinking, leading to talent flight

BLOATED COST STRUCTURE

- Cost savings targets set against artificially high baselines allow for gaming success yet **never deliver results to the bottom line**[1]
- **Extraneous overhead in the back and middle office and research departments creates unnecessarily high costs**
- Complex structure has led to elevated opex and capex spending, as well as **disparate IT systems across regions**

LACK OF REFINING EXPERIENCE

- **Corporate leadership does not have the requisite refining background**
- The Company relies on management consulting firms to improve operations. Industry experts have suggested that **external consulting firms are leading the Phillips turnaround**

---

1) Baseline year of 2022 had elevated opex due to high natural gas prices. We estimate 65% of claimed opex reductions were driven by natural gas price reductions rather than fundamentally lower costs. See 'Impact of Natural Gas Prices on PSX Opex/bbl Declines' calculation on slide 49 in the appendix.

PHILLIPS RELIES ON CONSULTANTS INSTEAD OF BUILDING INTERNAL COMPETENCE

A consistent set of themes have emerged from our conversations with experts, including former employees:

Phillips Makes Liberal Use of Consultants…

- At any given time, **multiple management consulting firms engaged across multiple business segments**
- **Use of consultants common at CPChem, has spread to the rest of the business units after Lashier joined Phillips**
- Given the lack of refining expertise in-house, **consultants used to help run the organization and improve operations**

…Resulting in the Proliferation of Straw-Man Cost Initiatives

- **Consultants set targets that can be gamed**
- Rather than actually lowering the cost base, **consultants define success as reducing costs from initial supplier quotes**
- **Employee compensation plans are aligned with the consultant's rubric**, incentivizing employees to deliver on illusory savings rather than real cost cuts
- **Management claims cost cuts, but improvements never 'hit the bottom line'**

THE COMPANY'S FINANCIALS IMPLY NEARLY $300MM OF SPENDING ON CONSULTANTS SINCE 2022[1] WHICH SEEMS TO HAVE DELIVERED LITTLE TANGIBLE BENEFIT

Note: Based on interviews with former employees and other industry participants.
1) Phillips' Earnings Supplement shows $177mm and $115mm of business transformation restructuring costs in 2023 and 2022, respectively (excluding a held-for-sale asset impairment). Footnotes in the financials describe these figures as "primarily due to consulting fees."

PHILLIPS HAS AGAIN FAILED TO DELIVER ON ANALYST DAY INITIATIVES

Regardless of their recent claims of success, the Company is nowhere near meeting its 2022/23 Analyst Day Targets, repeating the failure of Phillips' 2019 "AdvantEdge66" cost-cutting initiative

2022/2023 ANALYST DAY INITIATIVES

	DELIVER ON PROFIT TARGETS	DRIVE ACCRETIVE GROWTH	IMPROVE CAPITAL RETURNS
Promises	• Deliver $14bn of Adj. EBITDA at mid-cycle pricing by 2025 • Remove $1/ bbl of refining opex • Increase refining capture by +5%	• Execute on major growth capital expenditures to accelerate growth • Execute on Rodeo Renewed	• Divest >$3bn of non-core assets • Direct the proceeds to increased shareholder returns and debt reduction
Reality	✖ **Materially below EBITDA target** despite management's claimed success ✖ **No analyst EBITDA estimates for 2026-2027 are close to ~$14bn**[1] ✖ **Still a material laggard vs. peers VLO and MPC** on opex and EBITDA / bbl ✖ **We estimate 65% of claimed opex reductions were driven by natural gas price reductions** rather than fundamentally lower costs[2]	✖ **Rodeo Renewed** project returns are substantially weaker than what was communicated to investors **due to delays, material cost overruns and overestimated renewable diesel margins** ✖ Acquiring midstream assets at **multiples that are dilutive in the current structure**	✖ **Divestiture proceeds were recycled into acquisitions rather than used to repurchase stock or pay down debt**

1) Based on Bloomberg consensus estimates with an average excluding turnaround expenses of ~$10.4bn.
2) See 'Impact of Natural Gas Prices on PSX Opex/bbl Declines' calculation on slide 49 in the appendix.

THE COMPANY HAS FALLEN SHORT OF ITS 2025 MID-CYCLE EBITDA TARGETS…

Phillips is far from achieving its 2025 mid-cycle EBITDA target, with analyst's 2026 estimates signaling a major shortfall – despite consensus assuming a reasonable mid-cycle price environment

Phillips Adj. EBITDA Target ($bn)



1 Phillips' **best quarter in 2024 annualized still falls over $5bn short** of the mid-cycle target

2 2025 **consensus estimates indicate a $5.7bn shortfall.** The bulk of the deficit (~$3.6bn) is driven by refining

3 2026 **consensus estimates indicate a $4.0bn shortfall**

$14.0 | $7.8 | $8.7 | $8.0 | $4.5 | $8.4 | $10.0

2025 Mid-Cycle Target   Q1   Q2   Q3   Q4   2025E   2026E

2024 Quarters Annualized   Consensus Estimates

How can management claim success?

" **We've completed the strategic priorities that we laid out in 2022, enhanced in 2023 and committed to achieving by the end of 2024.**

Mark Lashier, Q4 2024 Earnings Call

Source: Bloomberg.
Note: Refining EBITDA presented here is inclusive of turnaround expenses to align with management definitions. See appendix for calculation details.

…FALSELY BLAMING THE SHORTFALL ON THE MARKET ENVIRONMENT

Management is citing the crack environment for the shortfall in forward estimates, despite consensus estimates for 2026 assuming the same 2012-2019 average Phillips used for original mid-cycle goals



Phillips & Valero Refining Gross Margin per Barrel ($/bbl)

In an effort to avoid admitting a large miss, management has recently started stating that "to get to its mid-cycle EBITDA PSX needs adjusted gross margin of $14.50/bbl,"[1] a level that even VLO (best-in-class operator) is not expected to achieve

2012-2019 Avg. Gross Margin $10.56

Legend: PSX, VLO

 …[We] designed our mid-cycle methodology around the 2012 to 2019 time frame. You had cycles of strong margins and weak margins during that period of time.

Phillips 66 IR,
March 14, 2024

Q: …[W]hen you look at the differences... between Wall Street and that $14 billion, where do you think the biggest delta still are? Is it chems? Is it refining?

A: The biggest delta is in refining and well below mid-cycle refining environments baked into the '25, '26 outlook…

Mark Lashier,
January 7, 2025

Source: Bloomberg.
Note: See appendix for definitions.
1) As reported in UBS's December 16, 2024 research note sharing a summary of Phillips management commentary during a sellside dinner. Other accounts from the dinner report the $14.50/bbl being an PSX Indicator Margin target. If Phillips stated a $14.50/bbl indicator margin, the needed realized gross margin would still be around $14.50/bbl.

BEST-IN-CLASS COMPANIES SET TRACKABLE TARGETS THAT DRIVE ACCOUNTABILITY



SUNCOR — High-Performing Company Executing a Turnaround



Suncor Investor Presentation

1 Set **targets that appear in the 'bottom line'** of the financials

Free Funds Flow is a cash flow metric that appears in financials

2024 Free Funds Flow normalization

+$3.3B
2026 Target
+$2.3B
Growth in Free Funds Flow vs 2023
Commitment
$B
8
6
4
2
0
2023 1
2024 2
Record upstream and downstream volumes
US$7/bbl WTI breakeven reduction in 2024
Achieved $8B Net Debt ahead of target
Shifted to 100% return to shareholders in Q4
$5.7B shareholder returns (8.8% cash yield)

2 Provide **sufficient disclosure** to track progress

Suncor provides detailed disclosure to normalize results for commodity price moves



	Business Environment: US$75 WTI	Actual	Delta	AFFO Sensitivity (C$M)	AFFO Impact (C$M)
WTI (US$/bbl)	75.00	75.70	(0.70)	200	(140)
SYN-WTI (US$/bbl)	2.50	(0.60)	3.10	50	155
WCS-WTI (US$/bbl)	(16.00)	(14.70)	(1.30)	10	(13)
NYH 2-1-1 (US$/bbl)	27.00	22.90	4.10	150	615
AECO (C$/GJ)	3.00	1.35	1.65	(150)	(247)
FX (US$/C$)	0.74	0.73	0.01	(230)	(230)
AFFO Business Environment Adjustments					140
Additional Fort Hills Tax Benefits in FY2024					(130)
AFFO – reported					13,846
AFFO – normalized					13,856
Capital Expenditures (incl. capitalized interest)					(6,483)
2024 Free Funds Flow – normalized					**7,373**

" **Volumes delivery**, **asset utilization** and **cost management**, each require **discipline**, **determination**, **attention to detail** and a mindset that **every barrel and every dollar matter**. That is the mindset and culture of today's Suncor.

Rich Kruger, Suncor CEO, February 6, 2025

PHILLIPS 66 — Underperforming Company Acting Without Sufficient Urgency

Phillips Investor Presentation

Execute Business Transformation

- Business transformation run-rate savings of $1.5 B
- $1.2 B run-rate cost reductions; $0.3 B sustaining capital efficiencies

1 **Celebrates amorphous cost savings that don't hit the bottom line**

Indicators

The PSX Worldwide Refining Indicator is weighted based on regional crude capacities. Regional product yields and crude percentages are intended to provide a market indicator and not intended to reflect actual results including configuration, product yields or crude slates.

Atlantic Basin Indicator:
45% [48% (Gasoline 83.7 RBOB NYH - RIN) + 52% Gasoline Eurobob N.W.E.] + 40% [48% (Diesel 15ppm NYH - RIN) + 52% Diesel ULSD 10ppm N.W.E.] + 15% Secondary Products[1] - Dated Brent - Freight

Gulf Coast Indicator:
45% [(40% Gasoline 85 CBO ... RIN] + 35% [(40% Diesel 62 10ppm) + (60% D ... ondary Products[1] - 70% WTI MEH - 20% WCS Housto...

INSUFFICIENT DISCLOSURE TO NORMALIZE RESULTS FOR COMMODITY PRICE

Central Corridor Indicator:
50% [(70% Gasoline Unleaded Sub Oct Group 3) + (30% Gasoline Chicago CBOB) - RIN] + 40% [(70% Diesel ULSD Group 3) + (30% Diesel ULSD Chicago) - RIN] + 10% Secondary Products[1] - 50% WTI - 50% (WCS Hardisty + Freight) - 41%[3] WTI last day price change

West Coast Indicator:
50% [(57% Gasoline LA CARBOB) + (43% Gasoline Unleaded Sub Oct Portland) - RIN] + 35% [(57% Diesel LA EPA) + (43% Diesel ULSD Portland) - RIN] + 15% Secondary Products[1] - ANS

Renewable Diesel Indicator:
San Francisco CARB Diesel ($/gal) + (1.7 * Biodiesel Current Year RINs ($/gal)) + (.007 * California LCFS Credits ($/MT)) - (8.5 * CBOT Soybean Oil ($/lb)) + BTC. BTC at $1.00 per gallon through 2024.

2 Phillips does not provide historical indicator data from the defined mid-cycle period ('12–'19) or sufficient disclosure for investors to calculate it themselves. This lack of transparency limits investors' ability to compare current results with past performance on a commodity-normalized basis.



We also **delivered on our goal** of improving Refining performance... "

Mark Lashier, Q4 2024 Earnings Release

Note: Emphasis added.

PHILLIPS FALLS SHORT OF BEST PRACTICES IN ATTEMPTING A TURNAROUND







TURNAROUND BEST PRACTICES

✓ Hired new CEO, Rich Kruger, an experienced industry veteran

EXPERIENCED LEADERSHIP

✗ Management lacks refining experience; over-reliant on consultants

✓ Set target of $8bn+ 2026 Free Funds Flow ($3.3bn improvement)

SET TARGETS THAT TIE TO THE FINANCIALS

✓ Set target of $14bn in 2025 Mid-Cycle EBITDA

✗ Target of $1.5bn in run-rate business transformation savings is easy to game

✓ Comprehensive commodity normalization disclosure

PROVIDE INFORMATION SO THAT PROGRESS CAN BE TRACKED

✗ Vague indicator data without sufficient history

✓ "[F]or the last year or two, we've been heavily focused on that 99% of our workforce that drive trucks, operate shovels, run refineries and get things right"[1] Rich Kruger, CEO

PRIMARY FOCUS ON OPERATIONAL IMPROVEMENTS

✗ Downplaying refining turnaround and shifting focus to growing Midstream

THE MARKET HAS BOUGHT IN TO SUNCOR'S TURNAROUND

" The **culture of success that has taken root at Suncor is stunning**…" – RBC, 11/13/24

" SU has **beat on the quarter five consecutive times**…" – TD Cowen,12/12/2024

" **Record Setting Year**. Suncor ended **a remarkable year** with a bang." – BMO, 2/6/25

" SU is **pulling forward savings it had initially flagged for 2025** as the **cultural and structural changes** implemented under the leadership of CEO Rich Kruger and his team gain momentum – Wolfe, 11/12/24

" **I would follow Rich into battle**. New leadership at SU is clearly paying proverbial dividends with continued operational improvements in both the upstream and downstream." - Raymond James, 2/6/25

Note: Emphasis added.
1) Suncor Q4 2024 Earnings Call, February 6, 2025.

PHILLIPS HAS LOST CREDIBILITY ON CAPITAL ALLOCATION

Phillips stretches when communicating multiples on acquisitions to sell transactions to the market as more accretive, and has been unable to deploy organic growth capital within budget

Diminished Credibility on M&A

Overpaying for Assets

EPIC NGL Acquisition Multiple (xEBITDA)[1]


~11.0x
~10.0x
COMMUNICATED
~8.5x
Current (Est. LTM)
Q4 2026 Synergized
Q4 2026 Synergized, Post Expansion

The multiple management communicated for the EPIC acquisition was based on 2yr forward synergized projections

Diminished Credibility on Growth Capex

Key Projects Consistently Over Budget


Cedar Bayou Ethane Cracker
~20%
$6,000
$5,000
Original
Revised
Gray Oak Pipeline
~32%
$2,900
$2,200
Original
Revised
Rodeo Renewable Diesel
~47%
$1,250
$850
Original
Revised

Source: Company transcripts and filings.
Note: Emphasis added.
1) Estimated current EBITDA multiple based on latest S&P credit report, rather than PSX's reported Q4 2026 synergized number.

PHILLIPS BROKE PROMISE TO SIMPLIFY AND INCREASE SHAREHOLDER RETURNS

Investors were excited about management's divestiture program; but rather than retiring debt and increasing capital returns with proceeds, Phillips bought more midstream assets

Phillips proudly takes credit for achieving its asset disposition goals

"During the fourth quarter, we achieved our strategic priority targets for shareholder distributions and asset dispositions."

Mark Lashier, January 31, 2025

Exceeded $3 B Non-Core Asset Disposition Target

Announced Disposition	Segment Impact	Proceeds	Announced	Proceeds Received
Belle Chasse Terminal	Midstream	$0.1 B	4Q 2022	1Q 2023
South Texas Gateway Terminal	Midstream	0.3 B	2Q 2023	3Q 2023
Rockies Express Pipeline	Midstream	0.7 B	2Q 2024	2Q 2024
Discovery Pipeline and Offshore Assets	Midstream	0.2 B	3Q 2024	3Q 2024
COOP (Switzerland)	M&S	1.2 B	4Q 2024	Jan 2025
Gulf Coast Express	Midstream	0.9 B	4Q 2024	Jan 2025
Other Midstream Assets[1]	Midstream	0.2 B	2023-2024	2023-2024
Total		**~ $ 3.5 B[2]**		

[1] Includes miscellaneous assets sold between 1Q 2023 and 4Q 2024
[2] Numbers may not foot due to rounding.

In reality, proceeds from divestitures were recycled into acquisitions


Net Proceeds from Divestiture Program(1) ($bn)
$3.5
($3.0)
$0.5
Divestitures
Acquisitions
Net Divestitures

> "Yesterday afternoon PSX announced it will acquire Pinnacle Midstream for $550mm… While the deal looks fine on its own, **we suspect investors will react negatively to PSX's decision on capital allocation**. PSX had previously laid out a plan to sell at least $3B of non-core assets, which likely would include some non-op midstream, in an attempt to focus its portfolio and provide support for capital returns to shareholders…
>
> TPH & Co., May 21, 2024

Note: Emphasis added.
1) Asset Acquisitions reflect Cash Flow Statement "Acquisitions, Net of Cash Acquired".

PHILLIPS' 2027 TARGETS ARE MORE OF THE SAME

	Q4 2024 UPDATED TARGETS	SHORTFALLS
Shareholder Returns	>50% CFO	✖ Target falls short vs. refining peers that are offering ~100% FCF[1]
Refining Opex	$5.50 / bbl Refining Controllable Costs *(Excl. Turnaround Expense)*	✖ Only ~$0.40/bbl improvement YoY with ~50% of driven by closing unprofitable refining capacity ✖ Target implies ~$6.00/bbl of opex like-for-like with peers[2], setting a goalpost that is still materially worse than peers Valero and Marathon
EBITDA Target	+$1bn Mid-Cycle EBITDA from $14bn to $15bn by 2027 based on Midstream and Chemicals organic growth	✖ Investors don't believe Phillips can hit the 2025 target, much less the 2027 target ✖ Inability to deploy large-scale capex programs on budget ✖ Midstream M&A or organic growth is value-dilutive in the conglomerate structure
Capital Efficiency	Increase segment level mid-cycle ROCE	✖ Vague target lacks real accountability
Leverage	<30% net debt-to-capital ratio <3.0x net debt on Midstream and Marketing businesses alone	✖ Current debt is only a problem under the current conglomerate structure

1)   Valero and Marathon have both committed to returning all excess free cash flow to shareholders during earnings calls, despite various capital return frameworks.
2)   Adds ~$0.50/bbl of Taxes Other Than Income (TOTI) in-line with 2024 results in order to include all costs between gross margin and Adj. EBITDA (excl. TAR).

 

03
STREAMLINE 66

"My question is really on the sum of the parts discount in the stock... I think it's fair to say the most diversified refiner in the space, and you combine that with some stock underperformance over the past decade. So I guess I'm a little surprised that there's not more talk about potentially looking at selling some refineries or simplifying the business overall. And really, my question is just on how do you plan to monetize the sum of the parts discount?"

TPH&Co., November 9, 2022



STREAMLINE 66

✖ INEFFICIENT CONGLOMERATE STRUCUTURE

✓ STREAMLINE PORTFOLIO TO UNLOCK TRAPPED VALUE

✖ POOR OPERATING PERFORMANCE

✓ OPERATING REVIEW WITH FOCUS ON REFINING MARGINS

✖ DAMAGED MANAGEMENT CREDIBILITY

✓ NEW DIRECTORS, OPPORTUNITY TO EVALUATE LEADERSHIP



UPSIDE
>150%
$300+
per share
If Phillips is able to execute the "Marathon Path" (1) the stock price could increase to $300+
~$200
per share
UPSIDE
+65%
+$24
Divest Non-Core Assets
Boost Capital Returns
+$18
Improved Operating Performance in Refining
+$36
Unlock Midstream Value (sale or spin)
$120
per share

Source: Bloomberg.
Note: Estimated potential upside based on indicative valuation calculations presented in the appendix.
1) Required assumptions for "Marathon Path" scenario can be found on slides 39 – 40.

MIDSTREAM WOULD BE HIGHLY VALUABLE AS ITS OWN PUBLIC COMPANY

The embedded midstream assets could be worth >$40bn TEV as a standalone midstream company

4th LARGEST FULLY INTEGRATED, WELLHEAD-TO-WATER PERMIAN NGL PLATFORM(1)



NEW MEXICO
TEXAS
Sand Hills
EPIC
Southern Hills
Texas Express
Skelly-Belvieu
Panola
Black Lake
Line EZ
Sweeny Complex
Mont Belvieu
Freeport
Clemens Caverns
Sweeny 1, 2, 3, 4
C2G
RTF
BTT 1
MIDSTREAM NGL LEGEND
CPChem Facility (O&P)
EPIC Fractionator
EPIC Pipeline
Fractionator
Gas Plant
Marine Terminal
NGL/LPG Pipeline
NGL/LPG Underground Storage Facility
Refinery
Shale Basin
As of December 2024

#1 POSITION IN THE DJ BASIN (% of G&P VOLUMES)



Summit ~5%
Williams ~15%
Western ~25%
~3 Bcf/d
~50%

DJ **G&P rates can be ~2x greater than Permian** G&P rates, allowing for high FCF generation despite lower growth

Standalone Midstream Valuation



PSX $/Share Uplift(2)
+$24
+$34
+$36
+$44
+$54
$37bn
$41bn
$42bn
$45bn
$49bn
9.0x
10.0x
10.2x
11.0x
12.0x

Source: Company presentations, Elliott estimates and third-party energy market consultant views.

1) Based on current capacity of G&P, long-haul pipeline, fractionation and export capacity. Does not include impacts from future announced projects.

2) Calculated as 2026E Midstream Adj. EBITDA (x) delta between given multiple and current blended PSX multiple of 6.6x dividend by ~413mm diluted shares outstanding. Assumes a tax-free spin.

MIDSTREAM COULD ALSO BE ATTRACTIVE FOR MULTIPLE STRATEGIC BUYERS

STRATEGIC FIT WITH PHILLIPS MIDSTREAM	ENERGY TRANSFER	ENTERPRISE	MPLx	ONEOK	TARGA	KINDER MORGAN	Williams
Substantial Scale (TEV)	~$145bn	~$100bn	~$75bn	~$85bn	~$60bn	~$90bn	~$95bn
Existing Permian Footprint	✓	✓	✓	✓	✓	✓	
Building Out a Wellhead-to-Market NGL Value Chain	✓	✓	✓	✓	✓		
Existing Crude and Refined Product Exposure	✓	✓	✓	✓		✓	
Diversification Benefit					✓	✓	✓
Synergy Potential	✓	✓	✓	✓	✓	✓	✓
Strong Valuation Multiple to Support Accretive Offer[1]	8.4x	9.6x	10.0x	9.7x	11.5x	10.6x	11.7x

A 10.2x multiple post-synergies would generate ~$45bn of cash for Phillips shareholders[2]

PHILLIPS MIDSTREAM COULD BE AN ATTRACTIVE STRATEGIC TARGET AT A PREMIUM VALUATION FOR MANY BUYERS GIVEN OVERLAPPING ASSETS AND SUBSTANTIAL SYNERGY POTENTIAL

Source: Bloomberg.
1) Consensus 2026E TEV / EBITDA.
2) Calculation details presented in the Net Proceeds column on slide 48 in the appendix.

PHILLIPS COULD FOLLOW MARATHON'S PATH OF ASSET SALES AND BUYBACKS

STREAMLINE *66*	MARATHON	PHILLIPS 66
Improve Operating Performance in line with VLO	Closed a ~$2/bbl EBITDA gap over Mike Hennigan's first two years on the job	~$3.75/bbl EBITDA gap to Valero in 2024
Divest Assets	Speedway ~$17bn % of Mkt Cap[1] ~45%	<u>Sale of Midstream, CPChem, JET</u> Net Proceeds[3] ~$48bn % of Mkt Cap[4] 96%
Use Proceeds from Asset Sales and Operating Cash Flow to Repurchase Shares	MPC has retired ~50% of its shares outstanding since 2021	We estimate Phillips could retire ~60% to ~90% of its shares outstanding[4]
Stock Price Increase	Since our public presentation, MPC outperformed VLO by ~120% and PSX by ~178%[2]	Significant outperformance is possible[4]

Note: See appendix for valuation details.
1) Speedway % of market cap as of closing date of MPC sale of Speedway to 7-Eleven on 5/14/2021.
2) MPC cumulative TSR vs. VLO and PSX since Elliott's public presentation on 9/25/2019.
3) Includes Midstream, CPChem, JET. Calculation details presented in the Excess Cash to Balance Sheet column of slide 48 in the appendix.
4) See calculation details on next page.

 

ILLUSTRATIVE MATH IF PHILLIPS FOLLOWS MARATHON'S PATH

ILLUSTRATIVE ASSUMPTIONS AND NET PROCEEDS

— Midstream is sold for ~$50bn, representing 10.2x synergized Phillips midstream 2026E EBITDA of ~$4.9bn

— CPChem is sold for ~$15bn, representing 7.5x mid-cycle EBITDA of $1.9bn (vs Phillips mid-cycle estimate of ~$2.2bn) + $750mm to compensate for what equates to CPChem's invested capital in the Golden Triangle and Ras Laffan expansion projects[1]

— JET Germany and Austria retail business is sold for ~$3bn, representing ~10x EBITDA of $300mm[1]

NET PROCEEDS CALCULATIONS ($BN)

Midstream	$50.2
CPChem	15.0
JET Germany / Austria Retail	3.0
Gross Proceeds	$68.2
(-) Tax Leakage	($7.9)
(-) Debt Paydown	(12.5)[2]
Net Cash Proceeds	**$47.7**
% of Current Market Cap of $49.7bn	**96.0%**

REMAINCO FINANCIALS

RemainCo Consensus 2026E EBITDA	$4.4
(+) Uplift from VLO Parity Refining EBITDA/bbl	1.1
RemainCo EBITDA	$5.6
Memo: Phillips 2025 EBITDA Target for RemainCo Assets	$8.1
RemainCo Net Debt	$6.5[2]
Leverage	1.2x[2]

BUYBACK UPLIFT

— If RemainCo is ultimately valued at 6.6x, and Phillips uses the ~$48bn of net cash proceeds to repurchase stock at various premiums to the current stock price, then the following stock price upsides result:

Repurchase Stock Price Premium	Repurchase Price	% of Current Shares Retired	Expected Resulting Stock Price	Stock Price Upside
0%	$120	96%	$1,822	1,415%
10%	$132	87%	$570	374%
20%	$144	80%	$362	201%
25%	$150	77%	$312	160%
30%	$156	74%	$277	130%
40%	$168	69%	$230	92%
50%	$180	64%	$201	67%

BY FOLLOWING MARATHON'S PATH AND USING SALE PROCEEDS TO REPURCHASE SHARES, PHILLIPS COULD RETIRE A MAJORITY OF ITS SHARES AND INCREASE THE SHARE PRICE SIGNIFICANTLY

Note: See appendix for valuation details.
1) See appendix slide 47 for details on CPChem and JET valuation and net proceeds.
2) See calculation for total debt paydown of $12.5bn in the Debt column of page 48 in the appendix. $12.5bn represents sum of ~$1.1bn of CPChem pro-rata debt and ~$11.5bn of allocated Midstream debt. Midstream allocated debt amount based on assuming Midstream leverage in-line with peers, which results in RemainCo having net debt of $6.5bn and leverage of 1.2x.

MARATHON FAR EXCEEDED ELLIOTT'S UPSIDE PROJECTION

As Marathon sold assets and repurchased shares, its stock price appreciated to a level that exceeded the high end of our range: for the past 12 months Marathon has traded between $130 and $220 per share

Page 41 from Elliott's public presentation to Marathon, published 9/25/19


Remaking Marathon
Now is the time for Marathon's Board to take action and Remake Marathon by unlocking the value trapped in the current structure and realizing the full potential of three world-class businesses.
Next steps for the Marathon Board
Publicly commit to a full separation
Form Special Committee of the Board to oversee separation
Develop leadership transition plan to identify independent, world-class leadership for each business
Map out each company's key initiatives for creating value
Modernize corporate governance
60%+ Upside
100%+ Upside
$55
$89(1)
$115(2)
Retail $20
Midstream $32
Refining $37
Retail $28
Midstream $37
Refining $50
Current price
Pro forma value
Full potential
Immediate value unlock and sustainable gains

1 When we engaged with Marathon, our base case implied +60% upside

2 We saw >100% upside as achievable if Marathon could drive operational improvements and valuation uplifts in-line with peers

	2019 Marathon Engagement	STREAMLINE 66
ELLIOTT-PRESENTED UPSIDES		
Stock Price Upside	60%	65%
Full Potential Upside	100%	>150% if Phillips is able to execute the "Marathon Plan"(1)
ACTUAL RESULTS		
TSR Since Engagement(2)	322%	TBD
TSR vs. VLO(2)	120%	TBD

1) Required assumptions for "Marathon Path" scenario can be found on slides 39 – 40.
2) MPC cumulative TSR and cumulative TSR vs. VLO since Elliott's public presentation on 9/25/2019.



STREAMLINE 66

- ✔ Streamline Portfolio
- ✔ Operating Review
- ✔ Enhanced Oversight

If Phillips is able to execute the "Marathon Path" (1) the stock price could increase to $300+
$300+ per share
Execute plan STREAMLINE 66
~$200 per share
$120 per share

We welcome the opportunity to engage with Phillips 66 shareholders on this remarkable opportunity



Source: Bloomberg.
Note: Estimated potential upside based on indicative valuation calculations presented in the appendix.
1) Required assumptions for "Marathon Path" scenario can be found on slides 39 – 40.



04

Appendix

STREAMLINE 66

EBITDA AND REFINING ESTIMATES

EBITDA Estimates

	2026E EBITDA		Management Mid-Cycle		Shortfall to Mgmt 2025 Mid-Cycle Target	
Estimates by Segment	Consensus	Improved Refining	2025 Target	2027 Target	2025E	2026E
Refining (incl TAR)	$2,463[1]	$3,601	$5,000	$5,000	($3,576)	($2,537)
Renewable Diesel	235	235	650	650	(540)	(415)
Marketing & Specialties	1,942	1,942	2,200	2,200	(326)	(258)
Midstream	4,104	4,104	4,000	4,500	(40)	104
Chemicals	1,668	1,668	2,200	2,700	(828)	(532)
Corporate	(392)	(392)	–	–	(382)	(392)
Total (incl TAR)	$10,020[2]	$11,159	$14,050[4]	$15,050	($5,693)	($4,030)
(+) Turnaround Expense	468[3]	468	500	500	19	(32)
Total (excl TAR)	$10,488	$11,626	$14,550	$15,550	($5,674)	($4,062)
Turnaround Adjustments						
Refining (incl TAR)	$2,463	$3,601	$5,000	$5,000		
(+) Turnaround Expense	468	468	500	500		
Refining (excl TAR)	$2,931	$4,069	$5,500	$5,500		
Operational Improvements						
PSX Consens. EBITDA / bbl (excl TAR)	$4.87	$4.87				
(+) Improvement	–	$1.89				
EBITDA / bbl (excl TAR)	$4.87	$6.76[5]	$8.93[6]	$9.13[6]		
(x) PSX Consensus Throughput (bbl)	601.5	601.5	615.8	602.7		
Refining EBITDA (excl TAR)	$2,931	$4,069	$5,500	$5,500		
RemainCo[7]						
EBITDA (incl TAR)	$3,948	$5,086	$7,550	$7,550		
EBITDA (excl TAR)	$4,415	$5,554	$8,050	$8,050		

Refining Unit Calculations - Consensus Estimates

$ / bbl unless otherwise stated	2025E	2026E	2027E
PSX Gross Margin	$9.73	$10.96	$11.07
(-) PSX Opex (excl TAR)[8]	($6.58)	($6.09)	($6.22)
PSX Refining EBITDA (excl TAR)[9]	$3.15	$4.87	$4.85
VLO Gross Margin	$10.54	$11.55	$11.91
(-) VLO Opex (excl TAR)	($4.78)	($4.78)	($4.82)
VLO Refining EBITDA	$5.76	$6.76	$7.09
Gross Margin PSX - VLO Delta	($0.81)	($0.58)	($0.84)
Opex PSX - VLO Delta	($1.80)	($1.31)	($1.40)
EBITDA PSX - VLO Delta	($2.61)	($1.89)	($2.24)
PSX Refining Throughput (kbbl/d)	1,687	1,648	1,651
(x) Days in Year	365	365	365
(/) Thousands to Millions Factor	1,000	1,000	1,000
Throughput (MMbbl/ yr)	615.8	601.5	602.7
PSX Refining EBITDA (excl TAR, $mm)	$1,943	$2,931[10]	$2,921
(/) Throughput (MMbbl/yr)	615.8	601.5	602.7
PSX Refining EBITDA (excl TAR, $/bbl)	$3.15	$4.87	$4.85

Source: Bloomberg as of 2/7/2025, Wall Steet Estimates, Company filings.

1) Refining values here reflect values as presented by consensus, which includes the burden of turnaround expenses. Turnaround expenses added back for valuation purposes for peer comparability.
2) Total consensus value here reflects the sum of consensus estimates by segment, which do not tie to consolidated consensus estimates.
3) Turnaround expenses are added back for comparability vs. refining peers and apples-to-apples use of valuation multiples.
4) Per Phillips November 2024 investor presentation, total 2025 mid-cycle target including corporate is $14.0bn.
5) EBITDA/bbl in Improved Refining case in-line with VLO 2026E consensus estimates as determined by subtracting 2026E VLO consensus estimates for opex/bbl from consensus estimates for gross margin/bbl.
6) EBITDA/bbl in Management Mid-Cycle cases calculated based on dividing $5.5bn estimate ($5.0bn incl TAR + $500mm TAR) by consensus estimates for throughput for the given year.
7) RemainCo includes Refining, Renewable Diesel, Marketing & Specialties, and Corporate.
8) Opex/bbl defined as Refining EBITDA (excl TAR) divided by throughput less consensus gross margin/bbl.
9) PSX Refining EBITDA/bbl calculated as PSX Refining EBITDA (excl TAR) divided by consensus throughput.
10) PSX Refining EBITDA (excl TAR) based on consensus estimates. The value presented here for 2026E consensus EBITDA (excl TAR) ties to the value presented on the left side of the page.

TRADING COMPARABLES

| | | Refining | M&S | Midstream | | | | Chemicals | |
| | | | | MLPs | | C-Corps | | | |
	PSX	VLO	SUN	EPD	MPLX	OKE	TRGP	DOW	LYB
Share Price	$120.30	$133.08	$56.43	$32.93	$53.18	$95.81	$201.42	$38.58	$76.61
(x) FD Shares	413.0	316.6	177.1[2]	2,167.6	1,018.8	626.1[3]	218.1	700.1	324.8
Market Capitalization	**$49,683**	**$42,131**	**$9,996**	**$71,378**	**$54,180**	**$59,989**	**$43,922**	**$27,010**	**$24,880**
(+) Net Debt	19,059[1]	3,927	7,735	30,916	19,429	25,101	14,208	12,495[5]	9,086
(+) Preferred Equity	–	–	–	50	203	–	–	–	–
(+) Non-Controlling Interests	–	2,747	–	809	–	–	–[4]	2,896[5]	126
Total Enterprise Value	**$68,742**	**$48,805**	**$17,731**	**$103,153**	**$73,812**	**$85,090**	**$58,131**	**$42,401**	**$34,092**
Consensus TEV / EBITDA									
2025	7.7x	7.7x	9.2x	9.9x	10.5x	10.2x	12.5x	7.6x	8.0x
2026	6.6x	6.3x	8.8x	9.6x	10.0x	9.7x	11.5x	6.5x	6.7x
Consensus Net Leverage									
2025	2.1x	0.6x	4.0x	3.0x	2.8x	3.0x	3.1x	2.2x	2.1x
2026	1.8x	0.5x	3.8x	2.9x	2.6x	2.8x	2.8x	1.9x	1.8x
Operating Metrics									
'25-'26 EBITDA Growth Rate	18%	22%	5%	4%	4%	5%	9%	16%	20%

Source: Bloomberg as of 2/7/2025, Wall Steet Estimates, Company filings.
Note: Phillips' consensus estimates built up using segment level estimates rather than a consolidated estimate.
1) PSX net debt adjusted to reflect M&A announced but not yet closed.
2) SUN fully diluted share count adjusted for estimated IDR value by dividing the diluted shares by the current distribution split to the GP (~23%).
3) OKE share count adjusted to account for the EnLink Controlling Interest Acquisition Transaction.
4) TRGP non-controlling interest adjustments excluded given pro rata EBITDA reporting, similar to PSX.
5) DOW adjusted to account for sale of stake in Diamond Infrastructure Solutions JV.

VALUATION OVERVIEW

> All valuation metrics reflect 2026E consensus segment EBITDA x 6.6x (PSX blended trading multiple) unless sold (zeroed out) or otherwise specified in blue when moving from left to right.

Valuation

	2026E EBITDA		After-Tax Value to Phillips				
	As-Is Consensus	Improved Refining	Curr. Trading Allocated	Spin Midstream	Improved Refining	Asset Sales + Buyback	
						Spin Mid[7]	Sell Mid[10]
Refining	$2,931	$4,069[3]	$19,208	$19,208	$26,670[6]	$26,670	$26,670
Renewable Diesel	235	235	1,540	1,540	1,540	1,540	1,540
M&S (ex JET Germany / Austria)	1,642[1]	1,642	10,759	10,759	10,759	10,759	10,759
M&S - JET Germany / Austria Retail	300[2]	300	1,966	1,966	1,966	—[7]	—
Midstream	4,104	4,104	26,901	41,798[5]	41,798	41,798	—[10]
Chemicals	1,668	1,668	10,936	10,936	10,936	—[7]	—
Corporate	(392)	(392)	(2,568)	(2,568)	(2,568)	(2,568)	(2,568)
Total Value	**$10,488**	**$11,626**	**$68,742**	**$83,639**	**$91,101**	**$78,199**	**$36,401**
Implied TEV / EBTIDA			6.6x	8.0x	7.8x	10.2x/6.6x[8]	6.6x
(-) Debt			(20,702)	(20,702)	(20,702)	(19,607)[9]	(8,154)[10]
(+) Cash			1,643[4]	1,643	1,643	1,643	1,643
Equity Value			**$49,683**	**$64,580**	**$72,042**	**$60,235**	**$29,891**
(/) Diluted Shares Outstanding			413.0	413.0	413.0	304.2	95.7
Share Price	Cur Px:	**$120.30**	**$120.30**	**$156.37**	**$174.44**	**$198.00**	**$312.27**
% Upside			–	30.0%	45.0%	64.6%	159.6%
$ Upside vs Current			–	$36.07	$54.14	$77.70	$191.97
Incremental $/sh Upside			–	$36.07	$18.07	$23.56	$114.27

Source: Bloomberg as of 2/7/2025, Wall Steet Estimates, Company filings.
Note: EBITDA estimates exclude the burden of turnaround expenses to align with trading multiples of refining peers.
1) Based on consensus estimated M&S EBITDA adjusted for sale of JET Germany and Austria.
2) Based on management commentary on Q4 '24 earnings call.
3) Reflects achieving refining EBITDA/bbl parity with VLO on 2026E consensus throughput as shown on page 44 in the appendix.
4) Includes cash impact from announced but not yet closed M&A, which includes GCX, EPIC NGL, and Swiss retail.
5) Reflects 2026E consensus Midstream EBITDA valued at a 10.2x multiple, in-line with the average of Midstream peers.
6) Refining value reflects Improved Refining 2026E EBITDA valued at a 6.6x multiple in-line with current PSX trading multiple.
7) Reflects the net effect of selling CPChem and JET Germany / Austria and using the after-tax net proceeds to buyback stock at a 10% premium to the current trading price. See next page for breakdown of gross and net sales value. Title of "Spin Mid" refers to the fact that the given column represents a scenario where midstream value is realized via a tax-free spin (as opposed to sold).
8) 10.2x multiple reflects standalone Midstream, while 6.6x reflects standalone RemainCo.
9) Lower debt value reflects transfer of pro-rata CPChem debt as part of sale transaction.
10) Represents a scenario where Midstream is sold at a synergized peer-avg 10.2x multiple and the after-tax net proceeds are used to paydown Midstream-allocated debt, which is allocated assuming Midstream has leverage at a level in-line with peers. Net cash proceeds from Midstream, CPChem and JET Germany and Austria sales are then used to repurchase shares at a 25% premium to current trading price.

ASSET SALES CALCULATIONS

Midstream Spin

2026E Consensus EBITDA	$4,104
(x) Peer Avg	10.2x [1]
Gross Proceeds	$41,798

Midstream Sale

2026E Consensus EBITDA	$4,104
(x) Assumed Synergies as % of Target EBITDA	20.0% [2]
Synergies	$821
2026E Consensus	$4,104
(+) Synergies	821
Synergized 2026E EBITDA	$4,925
(x) Peer Avg	10.2x [1]
Gross Proceeds	$50,158
(-) Estimated TEV Tax Basis	(25,661) [3]
Gain on Sale	$24,497
(x) Tax Rate	22.0% [4]
Tax Leakage	($5,389)
Gross Proceeds	$50,158
(-) Tax Leakage	(5,389)
Net Proceeds	$44,769
Net Proceeds	$44,769
(-) Allocated Debt	(11,453)
Net Proceeds to Equity	$33,315

CPChem Sale

Mid-cycle EBITDA	$1,900 [5]
(x) Multiple	7.50x
(+) Expansion Project Capex Recovery	$750 [6]
Gross Transaction Value	$15,000
(-) Pro-Rata Debt	(1,096)
Gross Equity Proceeds	$13,905
(-) Equity Tax Basis	($4,494) [3]
Gain on Sale	$9,411
(x) Tax Rate	22.0% [4]
Tax Leakage	($2,070)
Gross Equity Proceeds	$13,905
(-) Tax Leakage	(2,070)
Net Proceeds	$11,834
Gross Transaction Value	$15,000
(-) Tax Leakage	(2,070)
Net Transaction Value	$12,930

JET Austria / Germany Retail

EBITDA	$300 [7]
(x) Multiple	10.0x [8]
Gross Transaction Value	$3,000
(-) Tax Basis	($1,000) [9]
Gain on Sale	$2,000
(x) Tax Rate	22.0% [4]
Tax Leakage	($440)
Gross Proceeds	$3,000
(-) Tax Leakage	(440)
Net Proceeds	$2,560

Source: Bloomberg as of 2/7/2025, Wall Street Estimates, Company filings.
Note: EBITDA estimates exclude the burden of turnaround expenses.
1) Midstream peers reflect EPD, MPLX, OKE, and TRGP.
2) Synergies assumed to be 20% of target EBITDA in-line with average realized synergies of precedent corporate midstream deals analyzed.
3) Tax basis estimated based on third-party analysis.
4) Tax rate rounded up based on PSX 3yr average effective tax rate of 21.7%.
5) CPChem mid-cycle EBITDA estimate based on company-disclosed EBITDA sensitivities and assumption of ~$0.27 in mid-cycle Chain Margin (Ethylene, Polyethylene, NAO).

6) CPChem valuation methodology assumes that Phillips only receives value for the Golden Triangle Polymers and Ras Laffan expansion projects in an amount equivalent to the level of capex that has been committed to those projects. Per Phillips' Q4 2022 earnings call, Phillips' capex exposure to these projects is ~10% of the aggregate capital spend, or ~$1.5bn based on 10% x $14.5bn total, and will occur over 4-years in the form of foregone dividends to PSX from CPChem. Assuming ~50% of this $1.5bn has been spent, then ~$750mm represents Phillips foregone dividends related to these projects.
7) EBITDA per management commentary on Q4 2024 earnings call.
8) 10.0x valuation multiple per Wolfe Research, "PSX 4Q24 Earnings Recap" published Jan 31, 2025.
9) Assumes tax basis of $1bn.

BUYBACK & PRO-FORMA NET DEBT CALCULATIONS

Net Cash Proceeds Generated by Selling Assets

	2026E EBITDA	Gross Proceeds	Net Proceeds	Leverage	Debt	Excess Cash to Balance Sheet	Excess Cash % of Curr PSX Market Cap
Sell CPChem	$1,668	$15,000	$12,930		($1,096)[1]	$11,834	24%
Sell JET Germany / Austria	$300	$3,000	$2,560		–	$2,560	5%
Sell Non-Core Assets	$1,968	$18,000	$15,490		($1,096)	$14,394	29%
Midstream	$4,104	$50,158	$44,769	2.8x[2]	($11,453)[2]	$33,315	67%
Sell Midstream and Non-Core	$6,073	$68,158	$60,258		($12,549)	$47,709	96%
Memo: RemainCo (Improved Refining)	$5,554			1.2x	$6,511		

Pro-Forma Share Count After Asset Sales

	Current Share Px	Avg Buyback Premium	Avg Buyback Share Px	Excess Cash from Sales[3]	Shares Repurchased	Pro-Forma Shares
Sell Non-Core Assets	$120.30	10.0%	$132.33	$14,394	108.8	304.2[4]
Sell Midstream and Non-Core	$120.30	25.0%	$150.38	$47,709	317.3	95.7[5]

Pro-Rata Debt

	Total	% Own	Pro-Rata
PSX / PSXP Debt	$16,615	100.0%	$16,615
DCP Debt	$3,447	86.8%	$2,992
PSX Reported Debt	$20,062	97.7%	$19,607
CPChem Debt	$2,191	50.0%	$1,096
Total	$22,253	93.0%	$20,702

Pending M&A

	Inflow / Outflow	EBITDA	Multiple
Divestiture of Switzerland Retail JV	$1,240	($145)	8.6x
Divestiture of GCX Stake	$865	($82)	10.6x
EPIC NGL Acquisition	($2,200)	$200	11.0x
Total Pending M&A	($95)	($27)	

Cash

Cash and Marketable Securities - Latest Reported	$1,738
(+) Net Cash from M&A	(95)
PF Cash	$1,643

Source: Bloomberg as of 2/7/2025, Wall Steet Estimates, Company filings.
1) Based on pro-rata CPChem debt outstanding.
2) Leverage and allocated debt based on average leverage of midstream peers.
3) Values tie to values from the Excess Cash to Balance Sheet column in the table above.
4) Pro-forma share count presented here drives share price upside calculation for the "Spin Mid" scenario as outlined on the Valuation Overview slide on page 46 in the appendix.
5) Pro-forma shares value presented here drives share price upside calculation for the "Sell Mid" scenario as outlined on the Valuation Overview slide on page 46 in the appendix.

 

SOTP & OPEX CALCULATIONS

Implied Value of Refining based on SOTP

	2026E EBITDA	SOTP Valuation	EBITDA Multiple	Rationale
Current TEV	$10,488	$68,742	6.6x	Current PSX trading
(-) M&S (ex JET Germany / Austria)	(1,642)	(10,389)	6.3x	VLO-equivalent
(-) M&S - JET Germany / Austria Retail	(300)	(3,000)	10.0x	Sellside estimates
(-) Midstream	(4,104)	(41,798)	10.2x	Peer-avg
(-) Chemicals	(1,668)	(15,000)		7.5x mid-cycle + capex[(1)]
(+) Corporate	392	2,568	6.6x	Current PSX trading
Implied Refining + RD	$3,166	$1,123	0.4x	

SOTP Weighted Avg Multiple

	% of PSX 2026E EBITDA	2026E TEV/EBITDA Multiple	Valuation Comps
Refining	29%	6.3x	VLO
M&S	18%	8.8x	SUN
Midstream	38%	10.2x	EPD, MPLX, OKE, TRGP
Chemicals	15%	7.6x	DOW, LYB +1.0x Premium[(2)]
SOTP Weighted Average	100%	8.4x	

Impact of Natural Gas Prices on PSX Opex/bbl Declines

		Source
Change in PSX EBITDA from +$1.00/MMBtu in Nat Gas	($150)	Company disclosures
Sensitivty from Nat Gas Directly	($100)	PSX 2021 Q3 earnings call
Sensitivity from Electricity and Steam Purchases	($50)	PSX 2021 Q3 earnings call
Sensitivity from Natural Gas Directly	($100)	
(x) Proportion of Direct Nat Gas Impact in Opex	75%	PSX 2021 Q3 earnings call
Direct Nat Gas Sensitivity in Opex	($75)	
(+) Sensitivity from Electricity and Steam Purchases	($50)	Assumed all in opex
Opex Sensitivity from +$1.00/MMBtu in Nat Gas	($125)	
% of Nat Gas Pricing Exposure in Opex	83%	
Henry Hub Price in 2022 ($/MMBtu)	$6.45	EIA
Henry Hub Price in 2024 ($/MMBtu)	($2.19)	EIA
Change in Henry Hub Price ($MMBtu)	$4.26	
(x) PSX EBITDA Sensitivity from +$1.00/MMBtu in Nat Gas	($150)	
Expected Impact on PSX EBITDA from Nat Gas Move ($mm)	($639)	
% of Nat Gas Pricing Exposure in Opex	83%	Calculated above
Expected Impact on PSX Opex ($mm)	($533)	
(/) PSX 2022 Throughput	695.2	PSX supplemental
Opex/bbl Decline from Nat Gas	($0.77)	
PSX 2022 Opex/bbl[(3)]	($7.52)	
PSX 2024 Opex/bbl	($6.33)	
Decline in Opex/Bbl	($1.19)	
% of Opex Decline due to Decline in Nat Gas Prices	65%	

Source: Bloomberg as of 2/7/2025, Wall Steet Estimates, Company filings.
1) See Asset Sales Calculations on slide 47 in the appendix for further detail on CPChem valuation assumptions.
2) Valuation assumes a 1.0x premium to the avg of DOW and LYB given CPChem has exclusively low-cost facilities and no disadvantaged European capacity.
3) PSX opex/bbl based on opex definition on appendix page 44 and excludes turnaround cost.

PHILLIPS' POTENTIAL EXCUSES FOR POOR REFINING PERFORMANCE

Potential excuse: Phillips' refining assets are being run optimally and any shortfall in EBITDA per barrel vs Valero and Marathon is due to structural aspects of the assets that are beyond management's control

Counterpoints:

— In our experience, poor performing companies commonly blame weak operating performance on asset quality when it is, in fact, driven by an ineffective operating culture. Such arguments were used by both Marathon and Suncor before new leadership was brought in and operational metrics improved beyond what the Company viewed as previously possible

— Compared to Valero and Marathon, Phillips' refining system scale and complexity differences are relatively minimal and driven by a handful of outlier facilities at the peers; PSX's underperformance, however, is widespread

Potential excuse: The shortfall in Phillips' refining EBITDA per barrel is due to allocating more SG&A into its refining segment than peers and/or allocating some refining earnings into its Marketing and Specialities segment

Counterpoints:

— Phillip's $5bn refining mid-cycle EBITDA target suggests the company agrees it should be able to achieve EBITDA per barrel parity to peers

— Pre-COVID, Phillips had refining operating costs (ex turnaround expenses) in-line with Marathon. Since then, Marathon has improved to near Valero levels while Phillips increased significantly

— Phillips' AdvantEdge66 targets were an acknowledgement that the company could reduce operating costs compared to 2019 levels. Since then, costs have increased

— Both Phillips' Refining and Phillips Marketing & Specialties are underperforming their respective peers, Valero and Sunoco, on a margin per unit volume basis. The allocation of margin between the segments, therefore, is irrelevant for any claim about total profitability because the two segments on a combined basis are underperforming. If margin is allocated to one segment that on a peer-comparable basis would be allocated differently, it just means the other segment is underperforming to a greater degree

 

PHILLIPS' POTENTIAL DEFENSE OF CONGLOMERATE STRUCTURE

Potential defense: Phillips should keep their Midstream and CPChem business because the benefits of integration provide more value to shareholders than selling or separating those businesses

Counterpoints:

- Industry executives and former employees indicate no significant commercial integration between Phillips' Refining, Midstream and Chemicals segments and characterize the business as easily separable
- CPChem and DCP both have equity partners, likely preventing better-than-market rates for Phillips
- In our experience, the analyses companies rely on to support the value of integration can exaggerate the benefits. For example, in 2017 before leadership was changed, Marathon relied on a lengthy management consultant report quantifying the benefits of integration to support their decision to retain the Retail business. After transitioning to new executive leadership in 2020, Marathon reversed this decision and sold the Retail business, and its stock price has experienced dramatic and sustained outperformance since

Potential defense: It's too early to pivot, Phillips began buying in its midstream businesses in 2021. Phillips should stick to its current midstream growth strategy and the stock will eventually re-rerate

Counterpoint:

- Companies can perpetually trade at a discount to their sum-of-the-parts
- The Company has destroyed its credibility with investors and shown an inability to create shareholder value, so action must be taken immediately to enable Phillips to reach its full potential

Potential defense: Rather than sell or spin, a piece of the midstream business should be listed as a public subsidiary to offer a valuation datapoint

Counterpoints:

- Publicly traded but controlled midstream subsidiaries have not historically helped drive sum-of-the-parts value recognition for the parent company (for example, Marathon-MPLX, Delek-DKL)
- Phillips' midstream asset base has more independence from its refining system than peers, making it a more attractive fully separated business. We estimate the percent of midstream EBITDA that comes from earnings generated "inside the refinery gate" of its parent company to be only ~15% for Phillips compared to ~30-40% for DKL and 50%-60% for MPLX[(1)]

1) Estimated based on company filings and third-party energy consultant views.

REFINING AND MIDSTREAM HAVE INCOMPATABLE LEVERAGE PROFILES

Investors question Phillips' total leverage level, when in reality it is reasonable relative to business mix. Substantial midstream exposure supports higher leverage than a standalone refiner

Phillips 2026E Net Leverage vs. Peers



> We believe that PSX' debt levels are already appropriate for their mix of businesses (using 3.5x for midstream, 2.5x for chems, and 1.0x for refining based on peers, we would expect a 2.5x debt/EBITDA target is appropriate which they are already below).
>
> **Bank of America, February 7, 2025**

Source: Bloomberg, Wall Steet Estimates, Company filings.
Note: Estimates exclude impacts of turnaround.
1) Reflects the weighted average of comps based on PSX 2026E EBITDA.

OTHER ENDNOTES & DEFINITIONS

General Note:

–   Labelling figures provided below correspond with the Phillips 66 Earnings Release Supplemental Data report.

Phillips 66 Refining EBITDA (excluding Turnarounds):

–   Refining Adjusted EBITDA + Turnaround Expense, included in Operating and SG&A Expenses + Proportional Share of Certain Equity Affiliate Turnaround Expense, included in Equity Affiliate Operating and SG&A Expenses

–   Note: "Proportional Share of Certain…" is based on actuals starting in FY 2022 and estimated before FY 2022 given lack of disclosure.

Phillips 66 Refining EBITDA (excluding Turnarounds) per Barrel:

–   Phillips 66 Refining EBITDA (excluding Turnarounds) divided by Adjusted Total Processed Inputs (MB)

Phillips 66 Refining Operating Expense (excluding Turnarounds) per Barrel:

–   Worldwide Refining Margins ($/bbl) – Phillips 66 Refining EBITDA (excluding Turnarounds) per Barrel

November 29, 2023 Board Letter



ELLIOTT INVESTMENT MANAGEMENT L.P.
360 S ROSEMARY AVE, 18TH FLOOR, WEST PALM BEACH, FL 33401

November 29, 2023

The Board of Directors
Phillips 66
2331 CityWest Blvd.
Houston, Texas 77042

Dear Members of the Board:

We are writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, "Elliott" or "we"), which together have an approximately $1 billion investment in Phillips 66 ("Phillips 66" or the "Company"), making us one of your largest investors.

As we have explained in our discussions with CEO Mark Lashier and the executive leadership team over the past several weeks, we are investors in Phillips 66 today because of our strong confidence in the path to realizing significant value-creation at the Company. While we have appreciated our dialogue to date, we are sharing our thoughts publicly to facilitate an open discussion of views on the best path forward for Phillips 66.

In the balance of this letter, we outline the drivers of Phillips 66's underperformance, the magnitude of the value-creation opportunity at hand – which we believe could be **approximately 75% of upside** from today's stock price (or greater than $200 per share) – and the steps that Phillips 66 needs to take to deliver on that opportunity.

Drivers of Phillips 66's Underperformance

Following its 2012 spin from ConocoPhillips, most investors regarded Phillips 66 as a well-run and high-performing company. The Company continues to play a critical role across the domestic energy value chain.

In recent years, however, Phillips 66's performance has declined as it has shifted its focus away from its Refining segment. (Mr. Lashier admitted as much in January, when he said, "We have taken our eye off the ball a little bit with respect to refining.")[1] As a result, operational execution has suffered, and the Company was poorly positioned to take advantage of the refining super-cycle in 2022 and 2023. During this transformative period, peers such as Marathon Petroleum ("Marathon") and Valero Energy ("Valero") were far better prepared.

Over the past three years, as Phillips 66 has fallen further and further behind, its stock has meaningfully underperformed these peers:

---

[1] Mark Lashier (CEO), January 2023, GS Energy Conference

Phillips 66 Total Shareholder Return vs. Peers[2]:



We believe the loss of investor confidence illustrated by the chart above derives from the Company's underperformance in Refining, as well as poor execution on its cost-reduction efforts.

Underperformance in Refining

The consequences of management taking its "eye off the ball" in Refining (some of which predates Mr. Lashier's tenure) have proven costly for shareholders. The chart below shows how Phillips 66's Refining operating expenses per barrel ("opex/bbl") – the metric by which industry participants compare operating efficiency on a like-for-like basis – have soared in recent years, shaking investor confidence in the Company's ability to run its refining operations efficiently.

Opex per Barrel excluding Turnarounds[3]:



---

[2] As of November 27, 2023, Bloomberg
[3] Phillips 66 figures include proportional share of affiliate opex and throughput. Marathon figures in 2013 assume turnarounds represent 50% of "Planned Turnaround and Major Maintenance", consistent with 2014-18 revisions.

The magnitude of this inefficiency has ballooned in recent years.[4] By 2022, Phillips 66's opex/bbl "gap" to Valero had grown to ~$2.30/bbl, representing an *increase of ~$0.95/bbl* versus its average gap from 2013-2019 of ~$1.35/bbl.

At the same time, and in stark contrast to Phillips 66, Marathon's opex/bbl gap to Valero shrank dramatically. By 2022, under the leadership of CEO Mike Hennigan, Marathon had reduced its opex/bbl to within ~$0.30/bbl of Valero, representing a *reduction of ~$1.10/bbl* versus its average gap from 2013-2019 of ~$1.40/bbl.

We believe this lack of opex discipline has been a key driver of the Company's stock-price underperformance, particularly in the context of the substantial improvements made by its similarly situated peer Marathon. Achieving safe, reliable and efficient refining operations is paramount to reversing Phillips 66's underperformance.

Lack of trust in cost-reduction programs

In 2019, the Company embarked on the AdvantEdge66 program, aimed at reducing costs. What followed was disappointing to investors: Phillips 66 actually saw costs *increase* relative to peers following implementation. These results have rightfully led investors to dismiss the Company's subsequent targets – not based on their estimation of the opportunity, but on their estimation of the management team's ability to achieve its stated goals.

For example, despite recognizing the quality of the Company's assets, market participants have voiced a lack of confidence in Phillips 66's 2022 Investor Day targets, pointing to a lack of certainty in execution. At the 2022 Investor Day, one analyst questioned:

> "…in 2019, you laid out a similar cost-cutting program, and it actually looks like costs increased over that period on an absolute basis, stripping out energy and maintenance costs on a per unit – on a per barrel basis and relative to peers. So to instill some confidence maybe in this program that you're about to embark on, can you discuss maybe what went wrong in that 2019 to 2022 program and how you expect to maybe not incur those same issues?" – *Cowen, November 2022*

As the analyst quote above shows, a lack of trust stemming from the Company's failure to cut costs as part of its AdvantEdge66 program persists to this day. Today, one of the Company's most important tasks is to remedy this lack of trust and thereby get the proper credit for its 2025 targets.

The Phillips 66 Value-Creation Opportunity

Since his elevation to CEO in 2022, Mr. Lashier, along with the Phillips 66 management team, has set a strategic outlook that includes i) targeting $14 billion of mid-cycle EBITDA by 2025, with more than $1 billion in improvement generated from Refining-segment operations via both opex and commercial improvements; ii) selling $3 billion of non-core assets; and iii) increasing the Company's long-term capital-return policy.

---

[4] Ibid

These are certainly the correct goals. If achieved, the $14 billion 2025E mid-cycle EBITDA target translates to $9 billion of free cash flow, which at a 10% free cash flow yield implies a >$205 share price.[5] By contrast, we estimate that Valero trades at a ~7% free cash flow yield using comparable commodity assumptions to those underpinning Phillips 66's target.[6]

The table below lays out a breakdown of this potential upside:

Phillips 66 Upside if 2025 Mid-Cycle EBITDA Target is Achieved		
$ in millions, except per share amounts		Upside to 2025E Target Mid-Cycle FCF
Free Cash Flow at 2025E Mid-Cycle Target		
Operating Cash Flow at 2025E Mid-Cycle EBITDA Target	$	**11,000**
(−) Capex	$	(2,000)
Free Cash Flow at 2025E Mid-Cycle EBITDA Target	$	**9,000**
Upside to Current Price		
Free Cash Flow at 2025E Mid-Cycle EBITDA Target	$	9,000
Illustrative Mid-Cycle Free Cash Flow Yield		10.0%
Market Capitalization	$	**90,000**
Estimated Diluted Shares at Year-End 2023		437
Share Price	$	**205.89**
% Upside vs. Current Share Price		**74%**

But while the Company's announced plan is admirable, investor skepticism about Phillips 66's ability to achieve these goals remains a weight on its stock price. According to analysts, Phillips 66 "remains an execution story" (BofA, October 2023) and "[F]eedback from investors following [our] upgrade suggested they wanted to see PSX execute before giving them credit" (Cowen, August 2023).

At present, we believe Mr. Lashier and the rest of the management team deserve investor support so long as they demonstrate meaningful progress against these targets. At the same time, we find the market's skepticism to be understandable, and we believe the Board must take several steps to reassure investors that Phillips 66 is in the best possible position to achieve its value-creation potential.

Achieving the Phillips 66 Value-Creation Opportunity

We are convinced that the fulfilment and sustainability of the Company's success will in large part depend on its oversight capabilities. To that end, we believe that Board enhancements are necessary to ensure the Company meets its targets and delivers the upside potential outlined above.

---

[5] As of November 27, 2023: Capex based on Company guidance; Estimated Diluted Shares at Year-End 2023 assumes $1 billion of share repurchases in Q4 2023, in-line with the quarterly buyback cadence implied by management's latest capital-return policy.

[6] Based on Elliott's estimate of Valero's free cash flow assuming average 2012 through 2019 RVO (Renewable Volume Obligation) adjusted refining crack spread, the same assumption that underpins Phillips 66's 2025 mid-cycle EBITDA target.

And should the Company fail to meet its targets, we believe there is an alternative path available that would lead to significant value creation.

Board enhancements

Given the Company's history of failed execution, we believe shareholders would welcome the appointment to the Board of two new directors with refining-operating experience. We have identified multiple highly qualified directors who we believe would provide relevant experience and expertise as the Board implements the necessary operational improvements at Phillips 66. Furthermore, we believe these directors will help enhance a Phillips 66 Board that has limited refining-operations expertise, which is particularly noteworthy given the Company's poor execution in this segment.

Broader strategic initiatives, if necessary

We are hopeful the current management team, supported by an enhanced Board, can deliver on its performance targets and achieve significant stock-price outperformance. However, should Phillips 66 fail to show material progress toward its 2025 targets over the next year, we believe that the Company should at that point pursue its best available option by making a strategic pivot and following a path that mirrors Marathon's recent transformation.

Following our engagement with Marathon in 2019, its management team and board dramatically improved the company's structure and operating performance, leading its stock price to outperform its U.S. refining peers by approximately 200%. Marathon's achievements over this period included:

- Enhancing governance with the addition of a new director;
- Transitioning to a new CEO;
- Improving refining operations under new leadership which, within two years, closed a $2 per barrel EBITDA gap between Marathon and best-in-class peer Valero (an EBITDA improvement of approximately $2 billion) by reducing operating costs and improving the company's commercial function; and
- Selling the company's Speedway retail operation, which generated $17 billion in after-tax cash proceeds and which has enabled a best-in-class capital-return program while sustaining an investment-grade balance sheet.

<u>Marathon Total Shareholder Return vs. Peers Since Elliott's Engagement[7]:</u>



If it becomes necessary, we are confident Phillips 66 could follow a similar path by:

- Making appropriate management changes;
- Closing the current $2-$3 per barrel refining EBITDA gap between Phillips 66 and Valero; and
- Generating $15 billion to $20 billion of after-tax cash proceeds from the sale of Phillips 66's CPChem stake, European convenience stores, and a portion of its non-operated midstream stakes – monetization events that would enable a best-in-class capital return program while sustaining an investment-grade balance sheet.

Next Steps

Phillips 66 has the ability to remedy its recent period of underperformance through strong execution and a restoration of trust with investors. We believe the key step we outline above – enhancing the Board with fresh perspectives – will ultimately help the Company deliver on its targets. We are committed to ensuring that Phillips 66 reaches its full potential.

Our desire is to work constructively with the Company to add highly qualified directors to its ranks. To that end, we will make ourselves available to meet with the Company to discuss our views in more detail.

Sincerely,

John Pike   Mike Tomkins
Partner   Portfolio Manager

---

[7] Represents indexed TSR from August 14, 2019 through November 27, 2023, Bloomberg.

WEBSITE MATERIALS

ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

ELLIOTT'S LETTER TO
THE BOARD OF PHILLIPS 66

Dear Members of the Board:

We are writing to you on behalf of funds managed by Elliott Investment Management L.P. (together with such funds, "Elliott" or "we"). We have an investment of more than $2.5 billion in Phillips 66 (the "Company" or "Phillips"), making us one of your top five investors.

As you know, this is not the first time we have publicly shared our views on Phillips' opportunities and challenges. In November of 2023, we published a letter to the Board noting the Company's ambitious targets in the areas of operational improvement, portfolio-streamlining and improved capital return to shareholders.

Read Full Letter Here →



ELLIOTT'S STREAMLINE66 PRESENTATION

February 11, 2025

Download Presentation →

NOMINEES

Elliott has nominated seven highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.



Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining
at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of
ConocoPhillips



Michael A. Heim

One of the founders and
former President and COO of
Targa Resources



Alan J. Hirshberg

Former EVP, Production, Drilling
and Projects at **ConocoPhillips**



Gillian A. Hobson

Former M&A and Capital Markets
Partner at **Vinson & Elkins**, with
significant focus on midstream
transactions



Stacy D. Nieuwoudt

Former Energy and Industrials
Analyst at **Citadel**



John Pike

Partner at **Elliott Investment
Management**

MATERIALS



Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025



Letters

ELLIOTT'S LETTER TO THE BOARD OF PHILLIPS 66

February 11, 2025



Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025



SUBSCRIBE TO RECEIVE UPDATES

Email Address →

STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.



NOMINEES

ABOUT THE NOMINEES

Elliott has nominated seven highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. The director nominees would bring the right experience and objective perspectives to the Board as it executes the best path forward for Phillips 66, including by bolstering accountability and improving oversight of management initiatives. Elliott's slate of seven highly qualified individuals allows it to maintain flexibility given Phillips' recent actions to change the composition of its Board.



Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining
at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of
ConocoPhillips



Michael A. Heim

One of the founders and
former President and COO of
Targa Resources



Alan J. Hirshberg

Former EVP, Production, Drilling
and Projects at **ConocoPhillips**



Gillian A. Hobson



Stacy D. Nieuwoudt



John Pike

Former M&A and Capital Markets Partner at **Vinson & Elkins**, with significant focus on midstream transactions

Former Energy and Industrials Analyst at **Citadel**

Partner at **Elliott Investment Management**

SUBSCRIBE TO RECEIVE UPDATES

Email Address →



STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.





NOMINEES



BRIAN S. COFFMAN

Former CEO of Motiva Enterprises and former SVP of Refining at Andeavor

Brian Coffman is an independent advisor focused on the energy, chemical and related industries. He previously served as the President, Chief Executive Officer and Executive Director of the board of Motiva Enterprises, one of North America's largest petroleum refiners. The company is wholly-owned by Saudi Arabian Oil Group and has long-term brand licenses with Phillips 66. He also previously served as Senior Vice President of Refining at Andeavor, and spent more than three decades at ConocoPhillips, including serving as the President of ConocoPhillips Pipeline, and at Phillips 66 after it was spun off from ConocoPhillips. Coffman currently serves as a director of TPC Group and Idaho Asphalt Supply and on the Advisory Board of Imubit. His previous board roles include the American Fuel & Petroleum Manufacturers, the American Petroleum Institute and the Greater Houston Partnership. Coffman's extensive executive level operating experience in the refining industry would make him a valuable addition to the Phillips Board.

Return to Nominees   →



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN

AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.



NOMINEES



SIGMUND L. CORNELIUS

Former SVP and CFO of ConocoPhillips

Sigmund Cornelius was President and Chief Operating Officer of Freeport LNG until 2021 and remained President until retiring in 2023. He previously spent three decades at ConocoPhillips, including as Senior Vice President and Chief Financial Officer and President, Exploration and Production – Lower 48. Cornelius currently serves as a director of Parex Resources. He is a member of the board of directors of the Electric Reliability Council of Texas (ERCOT). His previous board seats include CARBO Ceramics, Andeavor Logistics, Parallel Energy Trust, Western Refining, Columbia Pipeline Group, NiSource, Centrus Energy, DCP Midstream Partners, and Chevron Phillips Chemical Company. Cornelius' significant executive level energy industry experience, background in strategic planning and risk oversight, and extensive public board experience – including at companies in the refining sector – would make him a valuable addition to the Phillips Board.

Return to Nominees   →



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.



NOMINEES



MICHAEL A. HEIM

One of the founders and former President and COO of Targa Resources

Michael Heim has been Senior Operating Partner at Stonepeak Partners and an independent consultant to the energy industry since he retired in 2019. He is one of the founders of Targa Resources, a leading provider of oil and gas midstream services, and served in numerous executive leadership roles over the course of over 16 years, including as Executive Vice President and Chief Operating Officer, President and Chief Operating Officer, and Vice Chairman and a member of the board of directors. Heim also held multiple executive roles within The Coastal Corporation, a diversified energy company. Heim currently serves on the board of directors of Evolve Transition Infrastructure, an investment partnership focused on energy infrastructure. In connection with Heim's service at Stonepeak Partners, he currently and has previously served on the boards of directors of several private portfolio companies within the energy and oil and gas sectors. Heim's executive background in midstream operations and experience in the energy industry and serving on public boards would make him a valuable addition to the Phillips Board.

Return to Nominees →



©2025 Elliott Investment Management L.P. All
rights reserved
Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN

AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.



NOMINEES



ALAN J. HIRSHBERG

Former EVP, Production, Drilling and Projects at ConocoPhillips

Alan Hirshberg is the President of VOR Advisors, a business consulting firm he founded in January 2019. He has over 35 years of senior leadership experience in the energy sector, drawn from roles at ConocoPhillips and ExxonMobil. He spent nearly a decade at ConocoPhillips, where he served in a number of roles, including as Senior Vice President, Planning and Strategy, Executive Vice President of Technology and Projects, and Executive Vice President, Production, Drilling and Projects – a role in which he had responsibility for ConocoPhillips' worldwide operations, as well as supply chain, aviation, marine, major projects, drilling and engineering functions. Prior to that, he served for over two decades at ExxonMobil, where he held various senior leadership positions in upstream research, production operations, major projects and strategic planning. Hirshberg currently serves as a director of Noble Corporation, an offshore drilling contractor, and TransMontaigne Partners. His previous board memberships include McDermott International, Sitio Royalties, DCP Midstream Partners, and Chevron Phillips Chemical Company. Hirshberg's experience as a senior executive in the energy sector combined with his expertise in engineering, risk management, strategic planning and operations would make him a valuable addition to the Phillips Board.

Return to Nominees   →



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.



NOMINEES



GILLIAN A. HOBSON

Former M&A and Capital Markets Partner at Vinson & Elkins, with significant focus on midstream transactions

Gillian Hobson is the Senior Vice President, Chief Legal Officer and Corporate Secretary of Group 1 Automotive, an international automotive retailer. As a Partner in the Mergers & Acquisitions and Capital Markets Practice at Vinson & Elkins, she previously spent over two decades representing public and private companies in mergers and acquisitions, capital-raising transactions, securities disclosures and corporate governance. While at V&E, Hobson had a significant focus on midstream transactions, including spin-offs and separations. Hobson also served in several leadership positions, including on the firm-wide management committee and as co-chair of the firm's Diversity Council. Hobson's experience representing energy industry clients in complex transactions, including multiple value-enhancing midstream transactions, along with her corporate governance expertise, would make her a valuable addition to the Phillips Board.

Return to Nominees →



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN

AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.



NOMINEES



STACY D. NIEUWOUDT

Former Energy and Industrials Analyst at Citadel

Stacy Nieuwoudt has been a private investor since 2019. Previously, she served as Senior Energy and Industrials Analyst at Aptigon Capital and Energy Equities Analyst at Surveyor Capital, both of which are Citadel companies. She also previously held roles at Crosslink Capital Management, Tudor, Pickering, Holt & Co, EnCap Investments, and Simmons & Company International. Nieuwoudt currently serves as a director of enCore Energy, a uranium producer and clean energy company, and ProFrac Holding Corp., a leading energy services company specializing in hydraulic fracturing solutions. She previously served on the board of Independence Contract Drilling. Nieuwoudt's extensive experience evaluating plans to maximize shareholder value and investing across the energy sector, as well as her public company board experience, would make her a valuable addition to the Phillips Board.

Return to Nominees   →



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.



STREAMLINE 66

Home | Nominees | Letters | Presentations | Press Releases | About Elliott | Contact

NOMINEES



JOHN PIKE

Partner at Elliott Investment Management

John Pike is a Partner at Elliott Investment Management and is responsible for overseeing certain public and private equity investments spanning multiple industries, with a focus on energy investments, including exploration and production, midstream, downstream, as well as mineral and land rights and asset-based transactions. Pike is also a member of Elliott's Management Committee and Global Investment Committee. He previously served in numerous roles at the firm, including Senior Portfolio Manager, Portfolio Manager and Analyst. Prior to joining Elliott Investment Management in 2003, Pike was an Associate in the investment banking division of Donaldson, Lufkin & Jenrette. Pike's investment experience and his expertise in the energy and oil and gas financial sectors would make him a valuable addition to the Phillips Board.

Return to Nominees →



STREAMLINE 66

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.



PRESENTATIONS



Presentations

ELLIOTT'S STREAMLINE66 PRESENTATION

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE

ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.



PRESS RELEASES



Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025



Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address   →



©2025 Elliott Investment Management L.P. All rights reserved
Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.



LETTERS





Letters

ELLIOTT'S LETTER TO THE BOARD OF PHILLIPS 66

February 11, 2025

Letters

2023 LETTER TO THE BOARD

November 29, 2023

SUBSCRIBE TO RECEIVE UPDATES

Email Address →

STREAMLINE **66**

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A

PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.



ABOUT ELLIOTT

ELLIOTT INVESTMENT MANAGEMENT L.P.

Founded in 1977, Elliott Investment Management L.P. (together with its affiliates, "Elliott") is one of the oldest investment managers of its kind under continuous management. Elliott manages multi-strategy investment funds with approximately $69.7 billion of assets as of June 30, 2024. Our investors include pension funds, private endowments, charitable foundations, family offices and employees of the firm, and our offices are located in Florida, Connecticut, New York, California and London.

SUBSCRIBE TO RECEIVE UPDATES

Email Address →



STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.



STREAMLINE 66

Home | Nominees | Letters | Presentations | Press Releases | About Elliott | Contact

CONTACT

MEDIA CONTACT

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

INVESTOR CONTACTS

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com



STREAMLINE 66

©2025 Elliott Investment Management L.P. All rights reserved

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns

15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.

DISCLAIMER

Persons who access the information made available on the Streamline66 website (the "website") agree to the following:

While the material on this website is often about investments, none of it is offered as investment advice. For members of the public, this means that neither the receipt nor the distribution of information through this website constitutes the formation of an investment advisory relationship, or any similar client relationship. The materials on this website are for informational purposes only and may not be relied on by any person for any purpose and are not, and should not be construed as investment, financial, legal, tax or other advice, recommendation or research.

The information contained herein does not constitute a distribution, an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction in which such distribution or offer is not authorized.

This website may contain forward-looking statements on our current expectations and projections about future events. Statements that are predicative in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "thinks," "seeks," "targets," "forecasts," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Elliott's objectives, plans or goals are forward-looking. Any forward-looking statements are based on Elliott's current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. These factors include, among other things, (1) general economic and business conditions; (2) new governmental regulations and changes in, or the failure to comply with existing governmental regulation, (3) legislative proposals that impact our industry or the way we do business, (4) competition, and (5) our ability to attract and retain qualified personnel. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

No representation or warranty is given in respect of the correctness of the information contained herein as at any future date. Certain information included in this communication is based on information obtained from third-party sources considered to be reliable. Any projections or analysis provided to assist the recipient of this communication in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any projections or analysis should not be viewed as factual and should not be relied upon as an accurate prediction of future results. Past performance is not indicative of future performance.

This website contains hyperlinks to websites operated by Elliott and other parties. Elliott does not control the content or accuracy of information on third-party websites and does not otherwise endorse the material placed on such sites.

All information and content on this website is furnished "AS IS," without warranty of any kind, express or implied. Elliott will not assume any liability for any loss or damage of any kind arising, whether direct or indirect, caused by the use of any part of the information provided. Elliott and its licensors do not warrant that the content is accurate, reliable or correct; that the website will be available at any particular time or location; that any defects or errors will be corrected; that unauthorized access to or misappropriation of the content will not occur; or that the content is free of viruses or other harmful components. Your use of the website is solely at your risk.

The entire website is subject to copyright with all rights reserved. No permission is granted to copy, distribute, modify, post or frame any text, graphics, video, audio, software code, or user interface design or logos. The information contained in www.streamline66.com shall not be published, rewritten for broadcast or publication or redistributed in any medium without prior written permission from Elliott.



Media Contact

Casey Friedman
Elliott Investment Management

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

T / 212-478-1780
E / cFriedman@elliottmgmt.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.

PRIVACY POLICY

This Privacy Policy ("**Policy**") applies to the information that Elliott Investment Management L.P. and its affiliates (collectively "Elliott" "**we**," "**us**," or "**our**") collects and uses about you when you access its website at Streamline66.com (the "Site"). This Policy does not apply to the websites, mobile applications, or other services operated by Elliott's portfolio companies or others, unless this Policy is posted on any of those websites. By accessing the Site, you agree to the terms and conditions of this Privacy Policy.

The Policy describes the types of information we obtain about visitors to the Site, how we use the information, and with whom we share it. We also describe the measures we take to protect the security of the information, and how you can contact us about our privacy practices. The Site is for a general audience, is not targeted to children, and we do not knowingly collect personal information from children under 18 years of age.

- Categories of Personal Information We Collect

- What Information We Collect and the Sources of such Information

- How We Use the Information Collected

- How and When We Share Information with Third Parties

- Website Analytics and Do-Not-Track

- Data Security

- Data Transfers

- Data Retention

- Your Rights and Choices

- Links to Affiliate and Third-Party Sites, Apps and Services

- Changes to Our Privacy Policy

- Our Contact Info

Categories of Personal Information We Collect

Throughout this Policy, we discuss in detail the specific pieces of personal information we collect from and about users. Under the California Consumer Privacy Act (CCPA), we are also required to provide you with the "categories" of personal information we collect. The categories we collect are: identifiers (such as name, address, email address); internet or other network or device activity (such as browsing history or Services usage); general geolocation information (e.g., your city and state based on IP address or precise location, with your consent); and other information that identifies or can be reasonably associated with you.

WHAT INFORMATION WE COLLECT AND THE SOURCES OF SUCH INFORMATION

We collect information in multiple ways when you visit the Site, including when you provide information directly to us, and when we passively collect information from or about you, such as from your browser or device. We may combine all of the information we collect from or about you from these various sources.

Information You Provide Directly to Us. We will collect any information that you provide to us. For example, if you contact us, we may collect certain information, such as your name, email address, company name, phone number, location, and the contents of any message you send. If you are an Elliott investor, then we also may collect information you may submit in connection with obtaining stockholder benefits such as a government identifier or other verification information, but such information will be governed by a separate privacy notice that you will have received directly from us.

Information We Collect Through Automated Means. We also collect information through automated and technical means as you browse or otherwise use our Site.

- *Website Usage Information.* As you browse or use the Site, we and our service providers (which are third party companies that work on our behalf to provide and enhance the Site) use a variety of technologies, including cookies and similar tools, to assist in collecting information about how you use the Site. For example, our servers automatically record certain information in server logs. These server logs may include information such as your web request, IP address, browser type and settings, referring / exit pages and URLs, number of clicks and how you interact with links on the Site, domain names, landing pages, pages viewed, mobile carrier, mobile device identifiers and information about the device you are using to access the Site, date and time stamp information and other such information.

- *Location Information.* We collect and process general information about the location of the device from which you are accessing the Site (e.g., approximate geographic location inferred from an IP address).

- *Cookies and Other Tracking Technologies.* We and our service providers may also collect data about your use of the Site through the use of Internet server logs and online tracking technologies, like cookies and/or tracking pixels. A web server log is a file where website activity is stored. A cookie is a small text file that is placed on your computer when you visit a website, that enables us to: (a) recognize your computer; (b) understand the web pages you have visited; (c) enhance your user experience by delivering content specific to your inferred interests; (d) perform searches and analytics; and (e) assist with security administrative functions. Tracking pixels (sometimes referred to as web beacons or clear GIFs) are tiny electronic tags with a unique identifier embedded in websites, and/or email, and that are designed to provide usage information like clicks and to access user cookies. We and our service providers may also include Web beacons in email messages, newsletters and other electronic communications to determine whether the message has been opened and for other analytics, personalization and advertising. As we and our service providers adopt additional technologies, we may also gather additional information through other methods. Please note that you can change your settings to notify you when a cookie is being set or updated, or to block cookies altogether. Please consult the "Help" section of your browser for more information (e.g., Internet Explorer; Google Chrome; Mozilla Firefox; or Apple Safari). Please note that by blocking any or all cookies, you may not have access to certain features.

HOW WE USE THE INFORMATION COLLECTED

We and our service providers may use the information we collect from and about you for the following purposes:

- For the purposes for which you provided it;

- To maintain, provide, and improve the Site;

- To prevent or address technical or security issues;

- To send you information or other communications, such as newsletters;

- To process and respond to your inquiries or to request your feedback;

- To identify you by your device(s) and to match your device(s) with other browsers or devices you use for the purpose of providing relevant and easier access to content and other operational purposes;

- To engage in internal analytics, research, and reporting;

- To comply with the law and protect the safety, rights, property, or security of Elliott, the Site, and the general public; and

- To enforce the legal terms that govern your use of the Site.

We and our service providers may use the categories of personal information we collect from and about you for the following business and commercial purposes (as those terms are defined in applicable law):

- Our or our service provider's operational purposes;

- Auditing consumer interactions on our site;

- Detecting, protecting against, and prosecuting security incidents and fraudulent or illegal activity;

- Bug detection and error reporting;

- Customizing content that we or our service providers display;

- Other uses such as reaching out to our site visitors;

- Other uses about which we notify you.

Please note that we may combine information that we collect from or about you (including automatically collected information) with information we obtain about you from our affiliates, subsidiaries, and/or non-affiliated third parties, and use such combined information in accordance with this Privacy Policy.

We may aggregate and/or de-identify information collected through the Site. We may use aggregate or de-identified Information for any purpose, including without limitation for research and analytics, and may also share such data with any third parties, including partners, affiliates, subsidiaries, services providers, and others.

HOW AND WHEN WE SHARE INFORMATION WITH THIRD PARTIES

We may disclose and/or share the categories of personal information identified above, as well as the specific types of information identified above under the following circumstances:

- **Affiliates and Subsidiaries**. We may share the information we collect within the Elliott family of companies.

- **Service Providers**. We may provide access to or share your information with select entities that use the information only to perform services on our behalf. These service providers provide a variety of services to us, including without limitation sales, marketing, provision of content and features, analytics, data storage, security, fraud prevention, and other services.

- **Third parties for legal purposes**. We may disclose information that we collect and maintain about you if we are required to do so by law or in a good faith belief that such disclosure is reasonably necessary to comply with legal process, protect the rights, property, or safety of ourselves, our users, the public, or other third parties.

- **Business Transactions.** If we are involved in a merger, acquisition, transfer of control, bankruptcy, reorganization or sale of assets, or diligence associated with such matters, we may sell or transfer the information described in this Policy in connection with that transaction. Your information would remain subject to the promises and commitments contained in this Policy until such time as the acquiring party modifies it. If such transfer is subject to additional mandatory restrictions under applicable laws, we will comply with such restrictions.

- WEBSITE ANALYTICS AND DO-NOT-TRACK

  - **Website Analytics.** We may use third-party web analytics services on our Site to collect and analyze usage information through cookies and similar tools; engage in auditing, research, or reporting; and provide certain features to you. To prevent Google Analytics from using your information for analytics, you may install the Google Analytics Opt-out Browser Add-on by clicking here.

  - **Notice Concerning Do Not Track.** Do Not Track ("DNT") is a privacy preference that users can set in certain web browsers. We are committed to providing you with meaningful choices about the information collected on our Site for third party purposes, and that is why we provide the variety of opt-out mechanisms listed above. However, we do not currently recognize or respond to browser-initiated DNT signals. To learn more about Do Not Track, you can do so here.

DATA SECURITY

We take reasonable administrative, technical, and physical security measures to protect against the loss, misuse, and/or alteration of your information. These safeguards vary based on the sensitivity of the information that we collect and store. However, we cannot and do not guarantee that these measures will prevent every unauthorized attempt to access, use, or disclose your information since despite our efforts, no Internet and/or other electronic transmissions can be completely secure.

DATA TRANSFERS

The Site is operated in the United States. If you are located in the European Union or elsewhere outside of the United States, please be aware that any information you provide to us will be transferred to the United States. By using the Site, participating in any of our Services and/or providing us with your information, you consent to this transfer.

DATA RETENTION

We will hold your information for as long as necessary to fulfill the purposes set forth in this Policy or as long as we are legally required or permitted to do so. Information may persist in copies made for backup and business continuity purposes for additional time.

YOUR RIGHTS AND CHOICES

Subject to applicable law, you may have certain rights with respect to your personal information, including the rights to access, review, update, delete, and correct inaccuracies in your personal information. For instance:

For California Residents.

- **California Privacy Law.** If you are a California resident, California law requires us to provide you with some information regarding your rights with respect to your "personal information" (as defined in the California Consumer Privacy Act ("CCPA")). In this Policy, we describe the categories of personal information we collect, the sources and uses of such information and the entities to which we share such information.

- **California Data Access and Deletion Rights.** If you are a California resident, the CCPA allows you to make certain requests about your personal information, such as to:

  - Inform you about the categories of personal information we collect or disclose about you; the categories of sources of such information; the business or commercial purpose for collecting your personal information; and the categories of third parties with whom we share/disclose personal information.

  - Provide access to and/or a copy of certain personal information we hold about you.

  - Delete certain personal information we have about you.

  - Provide you with information about the financial incentives that we offer to you, if any.

Please note that certain information may be exempt from such requests under California law. Additionally, we will take reasonable steps to verify your identity before responding to a request. You are also permitted to designate an authorized agent to submit certain requests on your behalf. In order for an authorized agent to be verified, you must provide the authorized agent with signed, written permission to make such requests or a power of attorney.

If you would like further information regarding your legal rights under California law or would like to exercise any of them, please:

- contact us through our Privacy Policy Inquiry form

- **Notice of Right to Opt Out of Sale of Personal Information.** The California Consumer Privacy Act ("CCPA") sets forth certain obligations for businesses that "sell" personal information (as sell is defined under CCPA and under current guidance). We do not engage in such activity and have not engaged in such activity in the past twelve months.

The CCPA further provides you with the right to not be discriminated against (as provided for in applicable law) for exercising your access, deletion or sale opt out rights.

- **Shine the Light Disclosure.** The California "Shine the Light" law gives residents of California the right under certain circumstances to request information from us regarding the manner in which we share certain categories of personal information (as defined in the Shine the Light

law) with third parties for their direct marketing purposes. We do not share your personal information with third parties for their own direct marketing purposes.

International Users. Some international users of our Website have certain legal rights to access certain information we hold about them and to request its deletion. For example, your local laws may permit you to request that we:

- provide access to and/or a copy of certain information we have about you;
- prevent the processing of your information for direct-marketing purposes;
- update information which is out of date or incorrect;
- delete certain information which we have about you;
- restrict the way that we process and disclose certain of your information;
- transfer your information to a third party provider of services; and
- revoke your consent for the processing of your information.

We will consider all requests and provide our response within the time period stated by applicable law. Certain information may be exempt from such requests in some circumstances, which may include if we need to keep processing your information for our legitimate interests or to comply with a legal obligation. We may request you provide us with information necessary to confirm your identity before responding to your request.

If you would like further information in relation to your legal rights under applicable law or would like to exercise any of them, please contact us using the information in the "Contact Us" section below at any time.

LINKS TO AFFILIATES, SUBSIDIARIES, AND THIRD-PARTY SITES, APPS, AND SERVICES

For your convenience and information, the Site may provide links to Elliott's affiliates' and portfolio company's sites, as well as those of non-affiliated third parties. Those entities have their own privacy notices or policies. We are not responsible for the privacy practices of any non-Elliott sites, apps or services.

CHANGES TO OUR PRIVACY POLICY

We reserve the right to amend this Policy at any time to reflect changes in the law, our data collection and use practices, the features of our Site, or advances in technology. We will make the revised Policy accessible through the Site, so you should review the Policy periodically. If we make a material change to the Policy, we will comply with applicable legal requirements regarding providing you with notice and/or consent.

CONTACT US

If you have questions regarding this Privacy Policy, please Contact Us and we will endeavor to respond to your request within a reasonable period of time.



STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN

AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 4, 2025, Elliott holds a 5.5% economic interest in the Company. As of March 4, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 15,720,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 13,220,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 4, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 6,827,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 4, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 4, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.